United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of April 2024

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

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Item              Description of Items

1.	Notice to the Market dated January 17, 2024 – Clarification on news item
2.	Material Fact dated January 18, 2024 – Cemig discloses investment projections for the 2024-2028 period
3.	Notice to the Market dated March 18, 2024 – Liquidation of the 10th Issue Debentures of Cemig Distribution
4.	Earnings Release – 4Q2023
5.	Declaration of Interest on Equity, dated March 21, 2024
6.	Call Notice dated March 28, 2024 – Annual and Extraordinary Shareholders' Meetings
7.	Board of Directors' Proposal for the Annual and Extraordinary Shareholders' Meetings, dated March 28, 2024
8.	Notice to the Market dated April 1, 2024 – CEMIG initiates process for the Onerous Transfer of four SHPs/HPPs
9.	Material Fact dated March 27, 2024 – Disposal of the equity interest held in Aliança Energia
10.	Notice to Shareholders dated March 21, 2024 – Article 133 of Law 6.404
11.	Notice to the Market dated March 15, 2024 – Clarifications about Official Letter B3 222/2024-SLS of 03/14/2024
12.	Notice to the Market dated February 29, 2024 – CEMIG GT and HORIZONTES conclude the sale of 15 SHPPs / HGPs
13.	Notice to the Market dated February 8, 2024 – Cemig remains in “The Sustainability Yearbook 2024” and is recognized by CDP

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Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães . Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: April 15, 2024

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1.	Notice to the Market dated January 17, 2024 – Clarification on news item

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarification on news item

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, clarifies to its shareholders and the market in general that, regarding the news items published in the media featuring rumors about the potential departure of Reynaldo Passanezi Filho, the Company’s CEO, Mr. Filho is not expected to or has no interest in resigning his position. Moreover, the Board of Directors did not issue any statement on this matter.

The CEO continues to sustainably manage CEMIG’s transformation process, focusing on improving the quality of the services provided and customer satisfaction, creating value and pursuing the interests of the Company’s shareholders.

Cemig takes the opportunity to reiterate its commitment to transparency and the best market disclosure practices.

Belo Horizonte - January 17, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

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2.	Material Fact dated January 18, 2024 – Cemig discloses investment projections for the 2024-2028 period

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

MATERIAL FACT

Cemig discloses investment projections for the 2024-2028 period

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, pursuant to CVM Resolution 44/2021, of August 23, 2021, hereby announces to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general its investment projections for the 2024-2028 period, in the amount of R$35.6 billion, as detailed below.

Description	Planned (R$ billion)
Distribution	23.0
Generation	2.1
Transmission	3.8
Distributed Generation	3.3
Natural Gas	1.8
Innovation/IT	1.6
Total	35.6

It is important to emphasize that the investments are based on the assumption that they will create value for shareholders, and that return rates will be higher than the cost of capital, ensuring the sustainability of the Company’s business.

CEMIG reiterates its commitment to focusing on the state of Minas Gerais, mainly engaging in energy generation, transmission and distribution, providing excellent services for maximum customer satisfaction, with safety and efficiency, through sustainable and results-oriented management, making the greatest investment in the Company’s history.

The Company also stresses that the projections disclosed herein are mere estimates and do not constitute a promise of performance. The projections presented herein may change as they involve various factors – including of a market nature – which are beyond the Company’s control.

Belo Horizonte, January 18, 2024.

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

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3.	Notice to the Market dated March 18, 2024 – Liquidation of the 10th Issue Debentures of Cemig Distribution

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG DISTRIBUIÇÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.180/0001-16
Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET
Liquidation of the 10th Issue Debentures of Cemig D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, and the market in general that, on March 15, 2024, CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”), a category “B” publicly-held company and the wholly-owned subsidiary of Cemig, concluded the financial liquidation of the 10th (tenth) issue of simple, unsecured debentures, not convertible into shares, with an additional personal guarantee, in two series (“Issue”), for public distribution, under the automatic registration procedure with CVM, under the terms of Resolution 160 of the Brazilian Securities and Exchange Commission of 07/13/2022, as amended (“CVM Resolution 160”), which are guaranteed by Cemig (“Debentures”).

A total of 2,000,000 (two million) Debentures were issued, characterized as “ESG resource use securities – sustainable”, totaling R$2,000,000,000.00 (two billion reais), subscribed as follows:

Series	Quantity	Value	Rate	Term	Amortization
1st	400,000	R$400,000,000.00	CDI + 0.80%	5 years	48th and 60th months
2nd	1,600,000	R$1,600,000,000.00	IPCA + 6.1469%	10 years	96th, 108th, and 120th months

The net proceeds raised by Cemig D with the Issue will be allocated to recompose the company’s cash position, comprising, but not limited to, its operations and reimbursement of investments, expenses, and expenditures incurred by it, including projects involving social and environmental matters.

Finally, we hereby inform that the credit rating agency Fitch Ratings attributed an AA+(bra) rating to the Issue.

This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as a selling material, or an offer, invitation, or request for the acquisition of the Debentures.

Belo Horizonte, March 18, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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4.	Earnings Release – 4Q2023

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Transformig
lives with our
energy.

CEMIG

4Q23

EARNINGS RELEASE

Conference call

March 22 (Friday), at 3 p.m. (Brasília time)

Link to CEMIG WEBCAST

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

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Click to enter
Cemig RESULTS CENTER
CEMIG
4Q23

4Q23 HIGHLIGHTS

RATINGS

AA+ FitchRatings | AA Moody's | AA+ S&P Global Ratings

Solid and consistent results

Consolidated Ebitda

+24.5%
+30.5%
1,969
2,452
1,658
2,163
4Q22
4Q23
4Q22
4Q23
IFRS
Recurring

Consolidated net profit

+34.0%
+39.8%
1,407
1,886
1,205
1,684
4Q22
4Q23
4Q22
4Q23
IFRS
Recurring

Ebitda by segment

377
478
204
160
805
428
TOTAL
2,452
Generation
Transmission
Trading
Distribution
Gas
Other

Note A MSCI

Leadership in ESG rating: Brazilian electricity sector

In the DJSI World index 24 years

MEMBER OF Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THE DJSI WORLD INDEX

OUR ENERGY TRANSFORMS

Energy matrix | 100% RENEWABLE

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4Q23 HIGHLIGHTS

Robust cash generation:
Ebitda: R$ 2.45 billion – up 24.5% YoY

Adjusted Ebitda: R$ 2.16 billion (vs. R$ 1.66 bn in 4Q22 (up 30.5%)

Adjusted net profit: R$ 1.68 billion (up 39.8%)

Cemig D (distribution):

- **Outperformed regulatory thresholds in costs, Ebitda and energy losses**
- **Adjusted Ebitda up 34.8% vs. 4Q22**
- **Energy distributed: up 5.0% vs. 4Q22**
- Captive consumers: +5.4% • Free clients: +4.6% • **Highlight**: Residential up 13.4%

Ebitda from Energy trading (adjusted) up 32.6% YoY
Robust result reflects: differentiated strategy, higher margin

Management of debt:
Eurobonds: US$ 375mn redemption in Dec. 2023; Balance now U$ 381 million.

R$ 1.5 billion invested in 4Q23

- Cemig D: Capex of R$993 million in the quarter
- Boa Esperança and Jusante in final stage of completion, adding 188 MWp

Sales of *Retiro Baixo* and *Baguari* completed: R$ 638.7 million
Capital gain R$ 288.3 million: • **R$ 201.9mn** in net profit

Interest on Equity declared in December: R$ 1.32 billion
– counts as part of FY2023 mandatory minimum dividend
Dividends: R$ 533 million – proposed to April 2024 AGM.

Main non-recurring effects in 4Q22:
Gain of **R$ 204 million** from MVE (Surpluses Sales Mechanism)
Sale of **Ativas Data Center** – gain of **R$ 44.8 million**

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2023 HIGHLIGHTS

Robust cash generation:

Ebitda: R$ 8.50 billion – up 23.8% YoY

Adjusted Ebitda: R$ 8.08 billion (vs. R$ 6.93 bn in 2022 (up 16.6%)

Adjusted net profit: R$ 5.36 billion (+15.0%)

- **Highest Ebitda and Net profit in Cemig's history**

Cemig D (distribution):

- **Outperformed regulatory thresholds in costs, Ebitda and energy losses**
- **Our investments fully recognized in 2023 Tariff Review**
- **Energy distributed: up 2.4% from 2022**
- Captive consumers: +0.3% • Transport for free clients: +4.6% • **Highlight:** Residential up 7.8%

Ebitda from energy trading (adjusted) up 33.4% at R$ 1.3 billion in 2023

Robust result reflects:

• differentiated strategy • anticipation of market movements • higher margin

Gasmig Ebitda up 21.9% from 2022: R$ 948 million in 2023

Record annual investment in our businesses: R$ 4.83 billion

Investment focused on (i) client and (ii) ensuring excellent client service

- **Planned for 2024–2028: R$ 35.6 billion**

Optimizing capital allocation

Success in sales of assets (R$ 694 million): *Santo Antônio, Retiro Baixo, Baguari*

- Gain posted in income statement in 2023: **R$ 344 million**

Completed in February 2024: sale of Small Hydro Plants (PCHs): **R$ 101mn**

Attractive remuneration – Stockholder payments on 2023 earnings: R$ 3,124 million

Interest on Equity declared:	**R$ 2,591 million**
Dividends proposed to 2024 AGM:	**R$ 533 million**
Capital increase proposed via stock bonus:	**30%**

Debt management:

Low leverage (Net debt / Adjusted Ebitda = 0.89%) – ensures financing of investment program

Cemig D completed **R$ 2.0bn debenture issue** in March 2024:

– Demand **2.73x.** • Lengthens average tenor of debt to 3.7 years.

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CONTENTS

4Q23 HIGHLIGHTS	2
2023 HIGHLIGHTS	4
CONSOLIDATED RESULTS FOR THE QUARTER	6
Profit and loss accounts	7
Results by business segment	8
CONSOLIDATED ELECTRICITY MARKET	9
Cemig’s consolidated electricity market	9
PERFORMANCE BY COMPANY	10
Cemig D	10
Billed electricity market	10
Sources and uses of electricity – MWh	11
Client base	11
Performance by sector	11
Tariff Adjustment and Review	12
Quality indicators – DEC and FEC	13
Combating default	13
Energy losses	14
Cemig GT and Cemig Holding Company	15
Electricity market	15
Sources and uses of electricity	15
Gasmig	16
Financial results	17
Consolidated operational revenue	17
Operational costs and expenses	19
CONSOLIDATED EBITDA (IFRS and Adjusted)	23
Ebitda of Cemig D	25
Cemig GT – Ebitda	26
Finance income and expenses	27
Equity income	28
Net profit	29
Investments	30
Debt	31
Covenants – Eurobonds	33
Cemig’s long-term ratings	34
ESG – Report on performance	35
Performance of Cemig’s shares	38
Generation plants	39
RAP – July 2023–June 2024 cycle	40
Regulatory Transmission revenue – 4Q23	40
Complementary information	41
Cemig D	41
Cemig GT	42
Cemig, Consolidated	43

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

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CONSOLIDATED RESULTS FOR THE QUARTER

Consolidated results – 4Q23

	4Q23	4Q22	Change, %
Ebitda by company, IFRS
(R$ ’000)
Cemig D (IFRS)	804,591	799,516	0.6%
Cemig GT (IFRS)	1,172,750	700,528	67.4%
Gasmig (IFRS)	203,721	272,795	–25.3%
Consolidated (IFRS)	2,452,106	1,968,889	24.5%

	4Q23	4Q22	Change, %
Ebitda by company, Adjusted
(R$ ’000)
Cemig D	804,591	597,014	34.8%
Cemig GT	884,442	642,478	37.7%
Consolidated	2,163,202	1,658,409	30.4%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

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Profit and loss accounts

	4Q23	4Q22	Change, %
PROFIT AND LOSS ACCOUNTS (R$ ’000)
NET REVENUE	9,956,686	9,753,202	2.1%

COSTS	6,452,602	6,428,327	0.4%
Cost of electricity	3,957,150	3,938,967	0.5%
Gas purchased for resale	522,622	697,185	–25.0%
Charges for use of national grid	762,268	653,569	16.6%
Infrastructure construction costs	1,210,562	1,138,606	6.3%

OPERATING EXPENSES	1,551,323	1,739,336	–10.8%
People	348,543	368,027	–5.3%
Employees’ and managers’ profit shares	38,746	–15,325	–
Post-retirement obligations	161,347	157,317	2.6%
Materials	51,276	61,119	–16.1%
Outsourced services	511,225	523,672	–2.4%
Depreciation and amortization	351,452	312,548	12.4%
Operating provisions / adjustments	88,390	125,939	–29.8%
Impairment	0	–37,182	–100.0%
Provisions for client default	102,311	60,125	70.2%
Reversal of loss expected from related party	1,250	0	–
Gain on disposal of investments	–288,308	–44,868	542.6%
Other operating costs and expenses, net	185,091	227,964	–18.8%

Gain on purchase	0	–3,301	–100.0%
Share of profit (loss) in non-consolidated investees	139,255	74,103	87.9%
Adjustment of investments to fair value	8,638	0	–
Net finance income (expenses)	–98,010	–69,801	40.4%
Profit before income and Social Contribution taxes	2,002,644	1,586,540	26.2%
Deferred income tax and Social Contribution tax	–116,704	–179,973	–35.2%

NET PROFIT FOR THE PERIOD	1,885,940	1,406,567	34.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

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Results by business segment

INFORMATION BY SEGMENT, 4Q23
(R$' 000)	Electricity				Gas	Equity Interests	Inter- segment / reconciliation	TOTAL
	Generation	Transmission	Trading	Distribution

NET REVENUE	940,069	300,315	1,899,570	6,427,347	852,982	3,049	-466,646	9,956,686

COST OF ELECTRICITY AND GAS	-331,270	-101	-1,452,084	-3,394,003	-522,622	366	457,674	-5,242,040

OPERATIONAL COSTS AND EXPENSES
Personnel	-39,933	-37,632	-6,121	-228,601	-22,830	-13,426	0	-348,543
Employees’ and managers’ profit shares	-3,848	-4,040	-640	-23,888	0	-6,330	0	-38,746
Post-retirement obligations	-17,212	-10,635	-2,438	-108,557	0	-22,505	0	-161,347
Materials, Outsourced services and Other expenses (revenues)	-61,366	-15,031	-4,581	-633,894	-14,417	261,033	8,972	-459,284
Depreciation	-85,221	-1,396	-5	-237,485	-23,961	-3,384	0	-351,452
Operating provisions / adjustments	-7,769	-4,450	-5,375	-181,019	-292	6,954	0	-191,951
Infrastructure construction costs	0	-68,675	0	-1,052,788	-89,099	0	0	-1,210,562
Total cost of operation	-215,349	-141,859	-19,160	-2,466,232	-150,599	222,342	8,972	-2,761,885

OPERATIONAL COSTS AND EXPENSES	-546,619	-141,960	-1,471,244	-5,860,235	-673,221	222,708	466,646	-8,003,925

Share of profit (loss) in non-consolidated investees	-625	0	0	0	0	139,880	0	139,255
Adjustment of investments to fair value	0	0	0	0	0	8,638	0	8,638
Finance income (expenses)	-4,870	-8,901	27,821	-72,916	-2,946	-36,198	0	-98,010
PROFIT (LOSS) BEFORE TAXES ON PROFIT	387,955	149,454	456,147	494,196	176,815	338,077	0	2,002,644
Income tax and Social Contribution tax	-51,131	-26,617	-120,912	-93,631	-38,307	213,894	0	-116,704

NET PROFIT FOR THE PERIOD	336,824	122,837	335,235	400,565	138,508	551,971	-	1,885,940

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

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CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In December 2023 the Cemig Group invoiced 9.22 million clients – adding approximately 180,000 clients, or a 2.0% increase in its consumer base, since December 2022.

Of this total number of consumers, 9,216,506 are final consumers, and/or represent Cemig’s own consumption; and 529 are other agents in the Brazilian power sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the year:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

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PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	Dec/23	Dec/22	Change, %
Captive clients + Transmission service (MWh)
Residential	3,289,232	2,900,688	13.4%
Industrial	5,571,405	5,593,070	–0.4%
Captive market	302,018	369,456	–18.3%
Transport of energy	5,269,387	5,223,614	0.9%
Commercial, Services and Others	1,736,739	1,639,951	5.9%
Captive market	1,156,259	1,158,178	–0.2%
Transport of energy	580,480	481,773	20.5%
Rural	836,885	765,530	9.3%
Captive market	822,905	755,463	8.9%
Transport of energy	13,980	10,067	38.9%
Public services	915,843	869,272	5.4%
Captive market	797,873	855,638	–6.8%
Transport of energy	117,970	13,634	765.3%
Concession holders	86,502	74,488	16.1%
Transport of energy	86,502	74,488	16.1%
Own consumption	8,005	7,470	7.2%
Total	12,444,611	11,850,469	5.0%
Total, captive market	6,376,292	6,046,893	5.4%
Total, energy transported for Free Clients	6,068,319	5,803,576	4.6%

In 4Q23, energy supplied to captive clients plus energy transported for Free Clients and distributors totaled 12,440 GWh, or 5.0% more than in 4Q22, mainly reflecting increases in consumption by residential consumers (+388.5 GWh or +13.4%), commercial clients (+96.8 GWh or +5.9%), and rural clients (+71.4 GWh or 9.3%) – in turn reflecting higher temperatures, and a higher need for irrigation in the period.

The growth of 5.0% in total energy distributed comprises: an increase of 4.6% (+264.7 GWh) in use of the network by Free Clients, and a decrease of 5.4% (329.4 GWh) in consumption by the captive market.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

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Sources and uses of electricity – MWh

	4Q23	4Q22	Change, %
Metered market – MWh
Transported for distributors	85,586	70,485	21.4%
Transported for Free Clients	6,000,168	5,640,258	6.4%
Own load + Distributed generation	9,428,348	8,225,243	14.6%
Consumption by captive market	6,266,264	5,867,664	6.8%
Distributed Generation market	1,437,365	893,500	60.9%
Losses in distribution network	1,724,719	1,464,079	17.8%
Total volume carried	15,514,101	13,935,986	11.3%

Client base

In December 2023 Cemig D billed 9.21 million consumers, or 2.0% more than in December 2022.

Of this total, 2,987 were Free Clients using the distribution network of Cemig D.

	4Q23	4Q22	Change, %
NUMBER OF CAPTIVE CLIENTS
Residential	7,725,836	7,501,704	3.0%
Industrial	28,437	29,201	–2.6%
Commercial, services and Others	943,831	948,615	–0.5%
Rural	422,829	462,142	–8.5%
Public authorities	69,670	69,302	0.5%
Public lighting	6,659	7,194	–7.4%
Public services	13,703	13,586	0.9%
Own consumption	758	769	–1.4%
Total, captive clients	9,211,723	9,032,513	2.0%
NUMBER OF FREE CLIENTS
Industrial	1,221	1.079	13.2%
Commercial	1,714	1,462	17.2%
Rural	22	14	57.1%
Concession holders	8	8	0.0%
Other+	22	12	83.3%
Total, Free Clients	2,987	2,575	16.0%
Total, Captive market + Free Clients	9,214,710	9,035,088	2.0%

Performance by sector

Industrial: Energy distributed to Industrial clients totaled 0.4% less in 2Q23 than 4Q22, on lower physical production by industry, and comprised 44.8% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (42.3%), which was 0.9% higher in volume than in 4Q22. Energy billed to captive clients was 2.4% by volume of the total distributed, and 18.3% less in total than in 4Q22 – mainly due to migration of clients to the Free Market. Highlights of electricity consumption by industrial sector were: (i) higher consumption by Non-ferrous metals (up 17%), Paper and pulp (up 7%), Food and beverages (up 4%), and Non-metallic minerals (up 3%); while (ii) consumption was lower in Chemicals (down 12%), Metal manufacturing (down 16%), Castings (down 7%), Oil (down 19%), Pig iron (down 12%), and Textiles (down 7%).

Residential: Residential consumption was 26.4% of total energy distributed by Cemig D, and 13.4% higher than in 4Q22. Average monthly consumption per consumer in the quarter was 9.9% higher than in 4Q22, influenced by higher than historic average temperatures, increased family income, and our actions to recover losses. Also contributing to higher consumption was the growth in the number of residential clients – 3.0% in the year (an increase of 224,100).

Commercial and services: Energy distributed to these consumers was 14.0% of the total distributed by Cemig D in 4Q23, and by volume was 5.9% more than in 4Q22. This increase is the result of a 0.2% reduction in energy billed to captive clients, and an increase of 20.5% in the volume of energy transported for Free Clients. The increase in consumption is mainly the result of higher temperatures than the historic average in the period, and a better economic scenario than in 2022. It is worth noting that the increase in this user category happened in spite of the migration of consumers to distributed generation.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

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Rural: Consumption by rural clients was 6.7% of the total energy distributed, and 9.3% higher by volume then in 4Q22, mainly due to higher consumption for irrigation, due to scarcity of rain, and high temperatures.

Public services consumed 7.4% of the energy distributed in 4Q23, a total of 5.4% higher by volume than in 4Q22. Total captive consumption in 4Q23 fell by 57.8 GWh year-on-year, while the Free Market expanded by 104.3 GWh. This was mainly due to the migration of one major client, a water and sewerage utility.

Tariff Adjustment and Review

The tariffs of Cemig D are adjusted in May of each year; and every five years there is the Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs in full to the client, and in the Tariff Review, to provide inflation adjustment for the costs specified as manageable. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the ‘X Factor’, under a system using the price-cap regulatory model.

On May 22, 2023 Aneel ratified the result of the Annual Tariff Adjustment for Cemig D, effective from May 28, 2023 to May 27, 2024, resulting in an average increase for consumers of 13.27%.

The average effect for low-voltage clients was an increase of 15.55%, and for residential consumers 14.91%.

The component corresponding to the Company’s management costs (referred to as ‘Portion B’) was 0.66%.

The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission costs, sector charges and non-recoverable revenues) was 5.09%; and the increase in the financial components of the tariff was 7.52%. The effect in the financial components comes mainly from absence of the R$ 2.81 billion component included in the 2022 adjustment for repayment to consumers of credits of PIS, Pasep and Cofins taxes – while repayment of R$ 1.27 billion was incorporated into the 2023 tariff Review.

Average effects of the Tariff Adjustment
High voltage – average	8.94%
Low voltage – average	15.55%
Average effect	13.27%

Comparison of the Tariff Reviews of 2023 and the previous cycle:

Five-year Tariff Review	2018	2023
Gross remuneration base – R$ million	20,490	25,587
Net Remuneration Base – R$ million	8,906	15,200
Average depreciation rate:	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ mn	149	272
CAIMI* – R$ mn	333	484
QRR** – R$	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

** QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

Index

Quality indicators – DEC and FEC

In 2023 there was an increase in extreme atmospheric events in the state of Minas Gerais, comprising longer and more intense periods of extreme heat, and also severe storms, in practically the whole of the concession area. These extreme events created extra challenges for electricity companies, especially in distribution service, causing a slight increase in power outages.

Cemig D has taken various measures to reduce the number and duration of outages in this scenario, which are already producing positive results, with the system’s performance returning to appropriate levels. The limit level for DEC in 2024 is 9.64 hours.

Combating default

Cemig has maintained its high level of collection actions, achieving greater efficiency in combating default. A good indication of this is that the Receivables Recovery Index was very close to 100% in December 2023, supported by an increase of nearly 30% in use of collection tools (email, demand letters, posting on public credit records, formal protest proceedings, disconnection, and text messages).

New payment channels, and online negotiation, made available in recent quarters (PIX instant payments, automatic debits, payments by card, app, etc.) have contributed to increasing collection via digital channels – to 65.19% of the total collected. This compares with 56.50% in 4Q22, and 50.28% in 4Q21. In December 2023, 21.83% of all collection was via the PIX nationwide instant payment system (launched in 2021). This change in the collection mix reduced costs by 7.6% – a saving of R$ 5.8 million, in 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

Index

Energy losses

Energy losses were compliant with the regulatory level in the 12-month period, at 10.71% (the regulatory level is 10.84%).

Highlights of our combat of losses in 2023 include 379,000 inspections, replacement of 661,000 obsolete meters, exchange of 73,000 conventional meters for smart meters (bringing the total of smart meters installed since the project began in September 2021 to 315,000), and regularization, through our Energia Legal program (a ‘bulletproofed’ network) of 10,000 clandestine connections by families living on occupied land and in low-income areas.

Total losses

6,371
6,613
6,549
6,135
6,172
6,239
12.49
12.71
12.57
11.28
11.23
10.84
11.22
11.51
11.43
11.23
11.11
10.71
2018
2019
2020
2021
2022
2023
Total losses, GWh
Actual losses, %
Regulatory losses, %

Actual losses

12.49
12.71
12.57
11.23
11.11
10.71
8.77
8.77
8.77
8.77
8.77
8.31
3.72
3.94
3.8
2.46
2.34
2.40
2018
2019
2020
2021
2022
2023
Total losses, %
Non-technical losses, %
Technical losses, %

Regulatory losses

11.22
11.51
11.43
11.28
11.23
10.84
8.77
8.77
8.77
8.77
8.77
8.31
2.45
2.74
2.66
2.51
2.46
2.53
2018
2019
2020
2021
2022
2023
Regulatory losses, %
Non-technical losses, %
Technical losses, %

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

Index

Cemig GT and Cemig Holding Company

Electricity market

The total volume of electricity sold in 4Q23 by Cemig GT and by the holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE) was 2.7% higher than in 4Q22. Cemig GT itself sold 5,865 GWh (including quota sales) in 4Q23, 18.3% less than in 4Q22 – reflecting the transfer of electricity sale contracts to the holding company, which sold 1,593 GWh more than in 4Q22.

Sales by the holding company totaled 4,532 GWh in 4Q23, 54.2% more than in 4Q22. Migration of third-party purchase contracts from Cemig GT to the holding company began in 3Q21, and has been increasing gradually since then, having already reached approximately 62%.

	4Q23	4Q22	Change, %
Cemig GT – MWh
Free Clients	3,204,224	4,401,257	-27.2%
Industrial	2,266,144	3,390,343	–33.2%
Commercial	932,015	1,007,409	–7.5%
Rural	6,065	3,505	73.0%
Free Market – Traders and cooperatives	1,502,666	1,697,071	–11.5%
Quota supply	574,322	534,884	7.4%
Regulated Market	551,032	515,698	6.9%
Regulated Market – Cemig D	33,715	33,929	–0.6%
Total, Cemig GT	5,865,959	7,182,839	–18.3%
Cemig H – MWh
Free Clients	2,370,840	1,051,893	125.4%
Industrial	1,999,957	954,015	109.6%
Commercial	352,946	92,859	280.1%
Rural	17,937	5,019	257.4%
Free Market – Traders	2,161,692	1,887,165	14.5%
Total Cemig H	4,532,532	2,939,058	54.2%
Cemig GT + H	10,398,491	10,121,897	2.7%

Sources and uses of electricity

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Index

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It serves industrial, commercial and residential users, and users of compressed natural gas and vehicle natural gas; and supplies gas as fuel for thermoelectric generation plants.

Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s Tariff Review was completed in April 2022. Highlights:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO in full.

MARKET (’000 m³/day)	2019	2020	2021	2022	2023	2022–2023
Residential	21.28	25.52	29.69	31.21	32.64	4.6%
Commercial	47.7	49.14	56.24	63.46	60.17	–5.18%
Industrial (including Free Market)	2085.32	2007.45	2398.47	2638.02	2563.78	–2.81%
Other	148.44	116.32	129.55	147.76	121.98	–17.45%
Total excluding thermoelectric generation	2,302.74	2,198.43	2,613.95	2,880.45	2,778.57	–3.54%
Thermal generation	793.94	385.52	1,177.06	71.63	0	–
Thermal generation - Free Clients (distributed)	0	0	0	0	52.19	–
Total	3,096.69	2,583.95	3,791.01	2,952.08	2,830.76	–4.11%

EBITDA - R$ '000	4Q23	4Q22	2023	2022
Net profit for the period	138,803	193,288	596,087	477,739
Income tax and Social Contribution tax	40,011	64,987	255,153	206,200
Net finance revenue (expense)	2,649	-7,015	8,830	9,316
Amortization	22,258	21,535	87,571	84,485
Ebitda (CVM Resolution 156)	203,721	272,795	947,641	777,740

Volume of gas sold in 4Q22 was 8.2% lower than in 4Q22, and volume distributed to industrial Free Clients was 11.0% lower.

Gasmig’s Ebitda was 25.3% lower than in 4Q22, reflecting the lower volume, and also the lower compensatory portion charged in the tariff.

The number of Gasmig’s clients increased by 16.1% from 4Q22, to a total of 95,887 consumers in 4Q23. This growth reflects expansion of both the commercial and the residential client bases (addition of 13,300 clients)

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

Index

Financial results

Consolidated operational revenue

	4Q23	4Q22	Change, %
R$ ’000
Revenue from supply of electricity	8,917,462	6,903,998	29.2%
Revenue from use of distribution systems (TUSD charge)	1,192,593	927,004	28.7%
CVA and Other financial components in tariff adjustments	-149,466	221,133	–
Reimbursement to consumers of credits of PIS, Pasep and Cofins taxes – amounts realized	339,403	718,478	–52.8%
Transmission operation and maintenance revenue	93,755	97,144	–3.5%
Transmission construction revenue	92,883	137,433	–32.4%
Financial remuneration of transmission contractual assets	123,340	128,641	–4.1%
Generation indemnity revenue	22,783	22,245	2.4%
Distribution construction revenue	1,141,888	1,045,850	9.2%
Adjustment to expected cash flow from indemnifiable financial assets of the distribution concession	22,086	10,968	101.4%
Gain on financial updating of Concession Grant Fee	97,046	114,272	–15.1%
Settlements on CCEE	65,949	49,784	32.5%
Transactions in the Surpluses Sales Mechanism (MVE)	0	121,819	–100.0%
Retail supply of gas	952,998	1,241,541	–23.2%
Fine for continuity indicator shortfall	-46,066	-29,168	57.9%
Other operational revenues	634,041	498,799	27.1%
Taxes and charges reported as deductions from revenue	-3,544,009	-2,456,739	44.3%
Net operational revenue	9,956,686	9,753,202	2.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

Index

Revenue from supply of electricity

	4Q23			4Q22			Change, %
	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh (2)	R$ ’000	Average price billed – R$/MWh	MWh	R$ ’000
Residential	3,289,232	3,169,467	963.59	2,900,688	2,213,634	763.14	13.4%	43.2%
Industrial	4,568,119	1,470,323	321.87	4,713,814	1,529,219	324.41	–3.1%	–3.9%
Commercial, services and others	2,441,220	1,706,210	698.92	2,248,392	1,416,454	629.99	8.6%	20.5%
Rural	846,907	641,985	758.03	774,041	477,177	616.48	9.4%	34.5%
Public authorities	277,868	243,756	877.24	226,419	160,136	707.26	22.7%	52.2%
Public lighting	254,778	133,719	524.85	280,317	110,772	395.17	–9.1%	20.7%
Public services	265,227	208,204	785	348,902	181,167	519.25	–24.0%	14.9%
Subtotal	11,943,351	7,573,664	634.13	11,492,573	6,088,559	529.78	3.9%	24.4%
Own consumption	8,005	0	-	7,470	0	–	7.2%	–
Retail supply not yet invoiced, net	0	108,855	-	0	-300,852	–	–	–
	11,951,356	7,682,519	634.13	11,500,043	5,787,707	529.78	3.9%	32.7%
Wholesale supply to other concession holders (3)	4,742,073	1,206,718	254.47	4,585,305	1,105,217	241.03	3.4%	9.2%
Wholesale supply not yet invoiced, net	0	28,225	-	0	11,074	–	–	154.9%
Total	16,693,429	8,917,462	526.23	16,085,348	6,903,998	447.43	3.8%	29.2%

(1)	Calculation of average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Energy sold to final consumers

Gross revenue from sales to final consumers in 4Q23 was R$ 7,682.50 million, compared to R$ 5,787.70 million in 4Q22, an increase of 32.7% YoY, in spite of volume being only 3.9% higher. The increase mainly reflects the re-inclusion, in the basis for calculation of ICMS tax, of the Transmission and Distribution charges, as from Decree 45572/2023, of February 2023.

Wholesale

Revenue from wholesale supply in 4Q23 was R$ 1,234.90 million, compared to R$ 1,116.30 million in 4Q22. The increase reflects (i) updating of the amounts of the contracts, and (ii) volume sold 3.4% higher.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

Index

Transmission

	4Q23	4Q22	Change, %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	93,755	97,144	–3.5%
Construction, strengthening and enhancement of infrastructure	92,883	137,433	–32.4%
Financial remuneration of transmission contractual assets	123,340	128,641	–4.1%
Total	309,978	363,218	–14.7%

Transmission revenue was 14.7% lower, mainly due to the construction revenue component being 32.4% (R$ 44.6 million) lower due to lower realization of investments in strengthening and enhancements in the period, reflecting new projects being at the initial stage, when disbursements are for the design and decision stages, which have lower costs. Revenue from financial remuneration of transmission contractual assets was 4.1% lower, due to the IPCA inflation index, the basis for remuneration of the contract, being lower: +1.08% in 4Q23, compared to +1.63% in 4Q22. Operation and maintenance revenue was 3.5% lower.

Gas

Gross revenue from supply of gas in 4Q23 was R$ 953.0 million, compared to R$ 1,241.50 in 4Q22. The lower figure is due to:(i) passthrough of the tariff adjustments made in the price of gas acquired in the prior 12 months (lower average prices); and (ii) the lower volume of sales to the industrial and automotive markets.

Revenue from Use of Distribution Systems – The TUSD charge

	4Q23	4Q22	Change, %
TUSD (R$ ’000)
Use of the electricity distribution system	1,192,593	927,004	28.7%

In 4Q23 revenue from the TUSD – charged to Free Consumers on their distribution of energy – was 28.7% higher than in 4Q22. This reflects (i) volume of energy transported for Free Clients 4.6% higher; (ii) the average tariff for Free Clients being 1.6% higher; and (iii) re-inclusion in the basis for calculation of ICMS tax of transmission and distribution charges, as from February 2023.

	4Q23	4Q22	Change, %
POWER TRANSPORTED – MWh
Industrial	5,269,387	5,223,614	0.9%
Commercial	580,480	481,773	20.5%
Rural	13,980	10,067	38.9%
Public services	117,970	13,634	765.3%
Concession holders	86,502	74,488	16.1%
Total energy transported	6,068,319	5,803,576	4.6%

Operational costs and expenses

Operational costs and expenses in 4Q23 totaled R$ 8.00 billion, which compares with R$ 8.17 billion in 4Q22. This mainly reflects (i) expenses on acquisition of gas R$ 174.6 million lower, and a gain on sale of assets of R$ 288.3 million, posted in Other expenses, in 4Q23, which compares with a gain of R$ 44.9 million in 4Q22; and (ii) on the negative side, charges for use of the national grid R$ 108.7 million higher, and construction cost R$ 72.0 million higher. See more details on costs and expenses in the pages below.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

Index

Operational costs and expenses

	4Q23	4Q22	Change, %
R$ ’000
Electricity bought for resale	3,957,150	3,938,967	0.5%
Charges for use of national grid	762,268	653,569	16.6%
Gas purchased for resale	522,622	697,185	–25.0%
Construction cost	1,210,562	1,138,606	6.3%
People	348,543	368,027	–5.3%
Employees’ and managers’ profit shares	38,746	-15,325	–
Post-retirement obligations	161,347	157,317	2.6%
Materials	51,276	61,119	–16.1%
Outsourced services	511,225	523,672	–2.4%
Depreciation and amortization	351,452	312,548	12.4%
Provisions / adjustments for losses	88,390	125,939	–29.8%
Loss (reversal) on impairment	0	-37,182	–100.0%
Provisions (reversals) for client default	102,311	60,125	70.2%
Reversal of loss expected from related party	1,250	0	–
Gain on disposal of investments	-288,308	-44,868	542.6%
Other operating costs and expenses, net	185,091	227,964	–18.8%
Total	8,003,925	8,167,663	–2.0%

Electricity purchased for resale

	4Q23	4Q22	Change, %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	1,551,187	1,616,366	–4.0%
Electricity acquired in Regulated Market auctions	1,043,326	970,126	7.5%
Distributed generation	669,582	560,802	19.4%
Supply from Itaipu Binacional	310,765	414,692	–25.1%
Physical guarantee quota contracts	243,828	246,676	–1.2%
Individual (‘bilateral’) contracts	128,695	128,055	0.5%
Proinfa	126,923	143,574	–11.6%
Spot market	119014	103977	14.5%
Quotas for Angra I and II nuclear plants	91,736	89,298	2.7%
Credits of PIS, Pasep and Cofins taxes	–327,906	–334,599	–2.0%
	3,957,150	3,938,967	0.5%

The expense on electricity bought for resale in 4Q23 was R$ 3.96 billion, R$ 18.2 million (0.5%) higher than in 4Q22. This arises mainly from the following factors:

▪	Expenses on purchase of electricity from Itaipu were R$ 103.9 million (25.1%) lower, mainly because the price for energy from Itaipu was reduced, from U$24.73/KW to U$20.23/KW, and also because the US dollar exchange rate was 5.7% lower.
▪	Expense on distributed generation R$ 108.8 million (19.4%) higher, reflecting (i) the larger number of generation facilities installed (249,000 in December 2023, compared to 191,000 in December 2022), and (ii) the 61% increase, year-on-year, in the volume of energy injected.
▪	The costs of energy acquired in the Free Market, which are the Company’s highest cost of purchased energy, were R$ 65.2 million (4.0%) lower than in 4Q22. Also the average purchase price was lower in 2023, due to conclusion of contracts in 2022 and start of new contracts at lower prices in 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

Index

▪	Expenses on energy acquired in the Regulated Market were R$ 73.2 million (7.5%) higher than in 4Q22. This reflects (i) the annual adjustments to contracts, by the IPCA inflation index, and (ii) entry of a new contracts.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

	4Q23	4Q22	Change, %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	1,087,449	984,775	10.4%
Distributed generation	669,582	560,800	19.4%
Supply from Itaipu Binacional	310,765	414,692	–25.1%
Physical guarantee quota contracts	247,007	259,599	–4.9%
Individual (‘bilateral’) contracts	128,695	128,055	0.5%
Proinfa	126,923	143,574	–11.6%
Quotas for Angra I and II nuclear plants	91,736	89,298	2.7%
Spot market – CCEE	121,212	77,296	56.8%
Credits of PIS, Pasep and Cofins taxes	–184,972	–183,053	1.0%
	2,598,397	2,475,036	5.0%

Charges for use of the transmission network, and other system charges

Charges for use of the transmission network in 4Q23 totaled R$ 762.3 million, 16.6% higher year-on-year. The difference primarily reflects: (i) a higher need for dispatching of thermoelectric generation plants in 2023, on days and intra-day periods of higher demand, due to higher temperatures; and (ii) entry into operation of Reserve Energy Contracts arising from the Simplified Competitive Procedure (Procedimento Competitivo Simplificado – PCS) of 2021, with a consequent increase in the reserve energy charges in the period. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 4Q23 was R$ 522.6 million, or 25.0% less than in 4Q22. This is due to a lower price of gas acquired for resale, and also lower quantity – 8.2% less by volume.

Outsourced services

Expenses on outsourced services were 2.4% lower than in 4Q22, due mainly to (i) expenses on consultancy at R$ 11.4 million, or 67.3%, lower, and (ii) lawyers’ fees R$ 8.8 million or 49.2% lower.

Provisions for client default

The provision for expected losses due to client default in 4Q23 was R$ 102.3 million, compared to R$ 60.1 million in 4Q22, mainly reflecting: (i) changes in the measurement of these losses put in place in 3Q22 (also with a positive effect in 4Q22), to be more compatible with actual performance of default by the Company’s clients in practice.

Impairment

This item in 4Q22 was a negative provision (reversal), of R$ 37.2 million – reversal of an item that had been previously recognized for a client’s challenge of an amount payable. The effect of this item was reduced to zero in 4Q23.

Gain on disposal of investments

A gain of R$ 288.3 million on sale of assets was posted in Costs and expenses in 4Q23. Of this total R$ 261.3 million is for the sale of Baguari Energia, and R$ 27.0 million for the sale of Retiro Baixo.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

Index

Post-retirement obligations

The impact of the Company’s post-retirement obligations on operational profit in 4Q23 was an expense of R$ 161.3 million, compared to an expense of R$ 157.3 million in 4Q22.

Employees’ and managers’ profit shares

The expense on profit shares for employees and managers was R$ 38.7 million in 4Q23, which compares with a reversal of R$ 15.3 million in 4Q22. The difference is basically due to acceptance by all the unions of the 2023 Collective Work Agreement, and compares with 2022, when some unions did not accept the profit sharing agreement. The result is reflected in the reversal of provision.

People

The expense on personnel in 4Q23 was R$ 348.5 million, 5.3% less than in 4Q22, even after the 6.46% increase in salaries under the Collective Work Agreement of November 2022, and the 4.14% increase of November 2023. The lower figure reflects an expense of R$ 29.1 million on the voluntary severance program of 4Q22, and the average number of employees being 1.2% lower. Excluding the effect of the voluntary severance program the increase would be 2.8%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

Index

CONSOLIDATED EBITDA (IFRS and Adjusted)

•      Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net financial revenue (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies.

Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation, nor as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items.

Consolidated 4Q23 Ebitda
4Q23 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	336,824	122,837	335,235	400,565	138,508	551,971	1,885,940
Income tax and Social Contribution tax	51,131	26,617	120,912	93,631	38,308	–213,895	116,704
Finance income (expenses)	4,871	8,901	–27,822	72,916	2,946	36,198	98,010
Depreciation and amortization	85,221	1,396	4	237,485	23,961	3,385	351,452
Ebitda as per CVM Resolution 156	478,047	159,751	428,329	804,597	203,723	377,659	2,452,106
Profit of non-controlling stockholder	0	0	0	0	–596	0	-596
Gain on disposal of investment	0	0	0	0	–	–288,308	–288,308
Adjusted Ebitda	478,047	159,751	428,329	804,597	203,127	89,351	2,163,202

Consolidated 4Q22 Ebitda
4Q22 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	259,126	76,565	250,981	460,899	193,290	165,706	1,406,567
Income tax and Social Contribution tax	41,366	51,184	122,382	154,543	63,283	–252,785	179,973
Finance income (expenses)	24,992	16,808	–12,363	–11,447	–7,015	58,826	69,801
Depreciation and amortization	81,916	–243	3	195,522	23,238	12,112	312,548
Ebitda as per CVM Resolution 156	407,400	144,314	361,003	799,517	272,796	–16,141	1,968,889
Profit of non-controlling stockholder	0	0	0	0	–831	0	–831
Gain on disposal of investments	0	0	0	0	0	–44,868	–44,868
Tax provision – ‘Anuênio’ award	–2,462	–2,129	–770	2,233	0	5,428	2,300
Gain in Surpluses Sales Mechanism (MVE)	0	0	0	–204,149	0	0	–204,149
Impairment	0	0	–37,182	0	0	7,412	–29,770
Result of business combination	0	0	0	0	0	–5,340	–5,340
Gain from agreement between FIP Melbourne and AGPar	0	0	0	0	0	–27822	–27822
Adjusted Ebitda	404,938	142,185	323,051	597,601	271,965	–81,331	1,658,409

Consolidated 2023 Ebitda
2023 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	1,386,632	464,795	958,720	1,611,462	595,791	749,435	5,766,835
Income tax and Social Contribution tax	325,561	113,592	428,484	405,149	248,339	–436,800	1,084,325
Finance income (expenses)	11,276	47,145	–81,537	253,126	9,127	139,829	378,966
Depreciation and amortization	327,265	1,216	15	833,856	94,383	17,339	1,274,074
Ebitda per CVM Resolution 156	2,050,734	626,748	1,305,682	3,103,593	947,640	469,803	8,504,200
Profit of non-controlling stockholder	0	0	0	0	–2,562	0	–2,562
Gain on disposal of investments	0	0	0	0	0	–343,699	–343,699
Remeasurement of post-employment liabilities	–10,679	–6,599	–1,512	–33,990	0	–4,181	–56,961
Other	0	0	–22,511	0	0	0	–22,511
Adjusted Ebitda	2,040,055	620,149	1,281,659	3,069,603	945,078	121,923	8,078,467

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

Index

Consolidated 2022 Ebitda
2022 Ebitda – R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	887,970	350,276	683,946	443,476	477,741	1,250,958	4,094,367
Income tax and Social Contribution tax	306,705	174,015	313,752	-66,564	199,387	-901,106	26,189
Finance income (expenses)	149,581	96,427	-33,562	1,115,245	9,316	229,614	1,566,621
Depreciation and amortization	328,372	-240	13	738,025	91,297	24,617	1,182,084
Ebitda per CVM Resolution 156	1,672,628	620,478	964,149	2,230,182	777,741	604,083	6,869,261
Profit of non-controlling stockholders	0	0	0	0	-2,054	0	-2,054
Gain on disposal of investments	0	0	0	0	0	-105,372	-105,372
Reimbursement of credits of PIS, Pasep and Cofins charged on amounts of ICMS tax	0	0	0	829,783	0	0	829,783
Reversal of tax provision – social security contributions on profit sharing	-29,024	-27,023	-5,004	-42,035	0	-33,028	-136,114
Tax provision – ‘Anuênio’ awards	14,013	13,013	2,002	98,094	0	9,009	136,131
Put option – SAAG	0	0	0	0	0	-34,748	-34,748
Write-off of financial assets	171,770	0	0	0	0	0	171,770
Debt recognition agreement related to infrastructure	0	0	0	-145,493	0	0	-145,493
Reversal of provision for losses	0	0	0	0	0	-161,648	-161,648
Change in client default provision	0	0	0	-130,569	0	0	-130,569
Gain in Surpluses Sales Mechanism (MVE), net of taxes	0	0	0	-204,149	0	0	-204,149
Impairment	0	0	0	0	0	7,412	7,412
Result of business combination	0	0	0	0	0	-5,340	-5,340
Gain from agreement between FIP Melbourne and AGPar	0	0	0	0	0	-160,643	-160,643
Adjusted Ebitda	1,829,387	606,468	961,147	2,635,813	775,687	119,725	6,928,227

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

Index

Ebitda of Cemig D

	4Q23	4Q22	Change, %
Cemig D Ebitda – R$ ’000
Net profit for the period	400,564	460,898	–13.1%
Income tax and Social Contribution tax	93,631	154,543	–39.4%
Net finance revenue (expense)	72,913	–11,447	–
Amortization	210,925	167,238	26.1%
Amortization of right of use – leasing	26,558	28,284	–6.1%
EBITDA	804,591	799,516	0.6%
Tax provisions – Anuênio indemnity	0	1,647	–100.0%
Surplus Sales Mechanism (MVE)	0	–204,149	–100.0%
Adjusted Ebitda	804,591	597,014	34.8%

Cemig D posted Ebitda of R$ 804.6 million, 34.8% more than the adjusted Ebitda of 2Q22. The main effects on Ebitda in the quarter were:

▪	Total energy distributed by Cemig D in 4Q23 was 5.0% higher than in 4Q22 (5.4% higher in the captive market and 4.6% higher in the Free Market), with residential consumption 13.4% higher, influenced by the high temperatures.
▪	Effect of the average increase in tariffs of 13.3% at the end of May 2023, with full effect in this period.
▪	Performance better than the regulatory parameters:
o	Energy losses: 10.71% – lower than the regulatory threshold for 2023 (10.84%).
o	OPEX: 0.7% (R$ 27 million) – better than the regulatory level in 2023.
o	EBITDA: 3.8% (R$ 113 million) – above the regulatory level for the year
▪	New Replacement Value (VNR) of R$ 22.1 million in 4Q23, and R$ 11.0 million in 4Q22.
▪	Personnel expenses R$ 19.2 million lower in 4Q23, reflecting the expense of R$ 17 million posted for the Voluntary Severance Program in 4Q22 – even excluding this effect the total was 1.0% lower.
▪	Higher volume of losses on client default: R$ 96.5 million in 4Q23, and 64.8 million in 4Q22 – partly due to the revision of the rules for measurement of provisions for default made in 3Q22, which also had a positive effect in 4Q22.
▪	Net gain of R$ 204 million on the MVE (Surpluses Sales Mechanism), recognized as in 4Q22 from approval of Aneel Normative Resolution 1046.
▪	Net expense on deactivation of assets R$ 61.9 million higher than in 4Q22. The level in 4Q23 was 70% higher than the quarterly average for 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

Index

Cemig GT – Ebitda

Cemig GT 4Q23 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	343,367	119,857	201,152	179,287	843,663
Income tax and Social Contribution tax	50,901	25,123	51,353	105,874	233,251
Finance income (expenses)	4,870	9,084	-27,820	23,017	9,151
Depreciation and amortization	85,222	1,459	4	0	86,685
Ebitda per CVM Resolution 156	484,360	155,523	224,689	308,178	1,172,750
Gain on disposal of investments	0	0	0	-288,308	-288,308
Adjusted Ebitda	484,360	155,523	224,689	19,870	884,442

Cemig GT 4Q22 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	259,645	74,913	63,090	33,162	430,810
Income tax and Social Contribution tax	41,366	50,405	25,591	-21,900	95,462
Finance income (expenses)	24,992	17,186	-12,363	62,526	92,341
Depreciation and amortization	81,912	1	2	0	81,915
Ebitda per CVM Resolution 156	407,915	142,505	76,320	73,788	700,528
+ Impairment	0	0	–37,182	7412	–29,770
+ Tax provisions – ‘Anuênio’ indemnity	419	-997	-28	1,148	542
– Gain from agreement between FIP Melbourne and AGPar	0	0	0	–28,822	–28,822
Adjusted Ebitda	408,334	141,508	39,110	53,526	642,478

The Ebitda of Cemig GT in 4Q23 was R$ 1,172.7 million, 67.4% higher than in 4Q22.

Adjusted Ebitda was 37.7% higher. Factors in the higher Ebitda include:

▪	The company's successful strategy in anticipating market movements (selling at moments of higher prices); higher margin; and continuation of transfers of contracts to the Holding company, including migration of purchase contracts with higher prices, all contributed to the higher result than in 4Q22.
▪	Conclusion of the sales of Baguari and Retiro Baixo, with positive effect of R$ 288.3 million on 4Q23 Ebitda.
▪	Expenses on outsourced suppliers R$ 26.1 million lower than in 4Q22.
▪	Lower equity income (share of gain/loss in non-consolidated investees) in 4Q23, of R$ 33.9 million in 4Q23, compared to R$ 70.2 million in 4Q22. The main factors were: (i) the positive effect of R$ 29 million in 4Q22, from the agreement between FIP Melbourne and AGPar; and (ii) and the result of Belo Monte R$ 13.5 million lower in 4Q23.
▪	Impairments: (i) Reversal of R$ 37.2 million in the provision previously made for a dispute by a client on an amount owed; and (ii) a new provision of R$ 7.4 million related to Itaocara.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

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Finance income and expenses

	4Q23	4Q22	Change, %
(R$ ’000)
Finance income	368,351	479,525	–23.2%
Finance expenses	–466,361	–549,326	–15.1%
Finance income (expenses)	-98,010	-69,801	40.4%

For 4Q23 Cemig reports Net financial expenses of R$ 98.0 million, compared to Net financial expenses of R$ 69.8 million in 4Q22. This mainly reflects the following factors:

▪	Income from cash investments of R$ 127.6 million in 4Q23, R$ 25.2 million lower than in 4Q22. The main factor was the lower CDI rate: 2.8% in 4Q23, vs. 3.2% in 4Q22.
▪	Monetary updating on the balances of CVA and Other financial components in tariff increases: an expense of R$ 5.0 million in 4Q23, compared to a gain (revenue) of R$ 35.7 million in 4Q22.
▪	In 4Q23 the US dollar depreciated by 3.3% against the Real, and 3.5% in 4Q22, generating revenues of R$ 117.8 million and R$ 164.4 million, respectively.
▪	The fair value of the financial instrument contracted to hedge the risks connected with the Eurobonds declined by R$ 117.0 million in 4Q23; a negative item of R$ 135.9 million was recognized in 4Q22.
▪	A financial expense of R$ 46.8 million was recognized in 4Q22 for the partial tender offer repurchase of Eurobonds.

Eurobonds – Effect in the quarter (R$ ’000)

	4Q23	4Q22
Effect of FX variation on the debt	117,828	164,365
Effect on the hedge	–117,019	–135,947
Premium on buyback of bonds	0	–46,763
Net effect in Financial income (expenses)	809	–18,345

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

Index

Equity income

(Gain/loss in non-consolidated investees)

	4Q23	4Q22	Change, R$ ’000
EQUITY INCOME (R$ ’000)
Taesa	97,880	712	97,168
Aliança Geração	37,780	20,827	16,953
Paracambi	4,177	3,372	805
Hidrelétrica Pipoca	2,668	3,944	–1,276
Hidrelétrica Cachoeirão	1,851	3,393	–1,542
Guanhães Energia	17,977	23,501	–5,524
Cemig Sim (Equity holdings)	8,037	3,499	4,538
FIP Melbourne (Santo Antônio Plant)	0	29,401	–29,401
Baguari Energia	0	2,032	–2,032
Retiro Baixo	0	3,754	–3,754
Belo Monte (Aliança Norte and Amazônia Energia)	–31,115	–17,611	–13,504
Other	0	–2,721	2,721
Total	139,255	74,103	65,152

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

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Net profit

Cemig reports net profit of R$ 1,886 million in 4Q23, compared to net profit of R$ 1,407 million in 4Q22. Adjusted net profit in 4Q23 is R$ 1,684 million, compared to R$ 1,205 million in 4Q22. Main factors in this result were:

▪	Profit on trading in energy by Cemig GT and the Holding company 33.6% higher, resulting from (i) a differentiated strategy, (ii) successful anticipation of market movements, and (iii) higher margins.
▪	Cemig D distributed 5.0% more energy in 4Q23 than 4Q22.
▪	Adjusted profit of Cemig D was 22.3% (R$ 73 million) higher in 4Q23.
▪	Profit of Gasmig was 28% lower than in 4Q22, with the removal of the compensatory component of the tariff, and lower volume.
▪	Conclusion of the sales of Baguari and Retiro Baixo, with positive effect in 4Q23 Ebitda of R$ 201.9 million.
▪	Equity income (gain/loss in non-consolidated investees) R$ 65.2 million higher. The main factor was improvement in the profit of Taesa, reflecting an increase in inflation indices (basis for inflation correction of contractual assets), and growth in the income of its holdings.
▪	The expense on income tax and the Social Contribution tax was R$ 63.3 million lower, reducing the effective rate.

Other effects in 4Q22:

▪	Reversal of provisions for impairment, with positive effect of R$ 20 million on net profit, relating to (i) a dispute by a client of an amount receivable, and (ii) a provision relating to Itaocara.
▪	Gain of R$ 144 million in the Surpluses Sales Mechanism (MVE) in 4Q22, following approval of Aneel Normative Resolution 1046.
▪	The agreement between AGPar and FIP Melbourne had a further effect of R$ 19 million on the profit for 4Q22.
▪	Gain of R$ 29 million on sale of the interest in Ativas.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

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Investments

The total invested in 2023 was R$ 4.8 billion, 35.3% more than in 2022.

Investment in 4Q23 totaled R$ 1.5 billion.

Works are 90% complete on the Boa Esperança and Jusante photovoltaic solar generation plants, which will add generation capacity of 188 MWp, with start of operation planned for the end of first semester 2024 – underlining our mission to grow in renewable generation. Gasmig has begun works on the Center-West project, with allocated capex of R$ 780 million, for construction of 300 kilometers of network.

Execution of the largest investment program in Cemig’s history will modernize and improve the reliability of Cemig’s electricity system, in line with its strategic plan of focusing on Minas Gerais and its core businesses, providing ever-improving service to the client. Investment totaling R$ 35.6 billion is planned over 2024–2028, of which R$ 6.2 billion to be invested in 2024.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

Index

Debt

CONSOLIDATED (R$ ’000)	2023	2022	Change, %
Gross debt	9,831,139	10,579,498	-7.1%
Cash and equivalents + Securities	2,311,464	3,318,838	-30.4%
Net debt	7,519,675	7,260,660	3.6%
Debt in foreign currency	1,854,093	3,959,805	-53.2%

CEMIG GT – R$ ’000	2023	2022	Change, %
Gross debt	2,868,093	4,959,066	-42.2%
Cash and equivalents + Securities	937,518	1,650,444	-43.2%
Net debt	1,930,575	3,308,622	-41.7%
Debt in foreign currency	1,854,093	3,959,805	-53.2%

CEMIG D (R$ ’000)	2023	2022	Change, %
Gross debt	5,887,622	4,575,998	28.7%
Cash and equivalents + Securities	450,748	721,469	-37.5%
Net debt	5,436,874	3,854,529	41.1%
Debt in foreign currency	0	0	–

In 2023, Cemig amortized debt of R$ 2,678.5 million.

In June Cemig D completed its ninth debenture issue, for R$ 2 billion, paying the CDI rate plus 2.05%, with amortization in two equal tranches in May 2025 and 2026.

In December 2023 Cemig GT completed a partial early redemption of US$375 million of the principal of its Eurobonds, without premium – reducing the outstanding Eurobonds, due in December 2024, to US$381 million.

Leverage (Net debt / Adjusted Ebitda) at the end of 2023 was less than 1.

In March 2024 Cemig D made a further debt issue of R$ 2 billion, for which demand was 2.73 times the volume offered, in two series. The first series is for R$ 400 million, remunerated at the CDI rate plus 0.80% p.a., with maturity at five years and partial amortization in the fourth year. The second series is for R$ 1.6 billion, with remuneration equal to the IPCA inflation index plus 6.1469%, p.a., maturing at 10 years, with amortizations in the 8th and 9th year. After this issue, the average tenor of Cemig’s debt increased by approximately one year, moving to an average term of 3.7 years.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

Index

	4Q23	2023
DEBT AMORTIZED – R$ ’000
Cemig GT	1,823,400	1,823,400
Cemig D	135,255	835,103
Other	0	20,000
Total	1,958,655	2,678,503

* Debt in US$ is protected by a hedge instrument, within an FX variation band – with payment of interest converted to % of the Brazilian CDI rate.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

Index

Covenants – Eurobonds

Last 12 months	2023		2022
R$ mn	GT	H	GT	H
Net profit (loss)	2,403	5,767	2,085	4,094
Net finance revenue (expenses)	96	379	477	1567
Income tax and Social Contribution tax	584	1,084	118	26
Depreciation and amortization	329	1,274	328	1,182
Minority holdings	–141	–432	–519	–843
Provisions for change in value of obligations under put option	58	58	36	36
Non-operational profit (loss) – includes any gains on sales of assets and any write-offs of value in, or impairment of, assets	–289	–289	119	83
Non-recurring non-monetary expenses and/or charges	–21	–57	–35	830
Any non-recurring non-monetary credits or gains increasing net profit	0	23	0	–209
Non-monetary gains related to transmission and/or generation reimbursements	-515	–524	–561	–575
Dividends received in cash from minority investments (as measured in the Cash flow statement)	363	592	258	708
Inflation correction on concession charges	-412	–412	–467	–467
Cash inflows related to concession charges	331	331	309	309
Cash inflows related to transmission revenue for coverage of cost of capital	738	747	601	607
Adjusted Ebitda	3,524	8,541	2,749	7,348

12 months	2023		2022
R$ mn	GT	H	GT	H
Consolidated debt	2,868	9,831	4,959	10,579
Derivative hedge instrument	–368	–368	–612	–612
Debt contracts with Forluz	138	611	181	799
Liabilities under any put option	0	0	720	720
Consolidated cash and cash equivalents and consolidated securities posted as current assets	–938	–2,311	–1,650	–3,319
Adjusted net debt	1,700	7,763	3,598	8,167

Net debt covenant / Ebitda covenant	0.48	0.91	1.31	1.11
Limit for: Net debt covenant / Ebitda covenant	2.5	3	2.50	3.00
Consolidated debt with asset guarantees	–	0	–	2.00
(Consolidated debt with guarantees) / (Ebitda covenant)	–	0	–	0.00
Limit for: (Consolidated debt with guarantees) / (Ebitda covenant)	–	1.75	–	1.75

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

Index

Cemig’s long-term ratings

Cemig’s ratings have improved significantly in recent years and are currently at their highest-ever level. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch. In 2023, the rating agencies Standard & Poor's, Fitch Ratings and Moody's maintained Cemig's ratings, reflecting the successful implementation of measures that resulted in the company's credit quality being raised More details in this table:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

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ESG – Report on performance

Cemig Highlights

▪	Cemig has been included in the Dow Jones Sustainability Index for the 24th consecutive year, due to its outstanding social, environmental and economic management practices. It is the only electricity company in the Americas included in the index – with seven others of the sector, all European.
▪	in the B3 ISE Corporate Sustainability Index, one of the world's most important ESG indicators, Cemig is included for the 19th consecutive year.
▪	Cemig has delivered its 80th new substation in its Mais Energy (‘More Energy’) Program, in the Zona da Mata region of Minas Gerais, for enhancement of quality of supply to the State’s population. A total of R$ 1.7 billion has so far been invested in this structuring program, which is part of the company’s largest-ever investment plan. These facilities are fundamental for quality of energy supply, and Cemig’s Investments are increasing their number by 50%.
▪	Cemig’s Energy Efficiency Program has now invested R$ 1 billion in Minas Gerais since its creation in 1998. The program has now reached the entire area of the distribution concession, which includes 774 municipalities in the State of Minas Gerais, benefiting some 900,000 families in the State as a whole.
▪	Cemig has joined the 100% Transparency Movement of the UN Global Compact, an initiative that aims to combat corruption and develop responsible and transparent institutions at all levels. Cemig is advancing toward its goals of: 100% transparency of interactions with the Public administration; 100% ethical remuneration of senior management; training in ethics for 100% of the high-risk value chain; 100% transparency in the Compliance and Governance structure; and 100% transparency in relation to the confidential reporting channels.

Environment

▪	Cemig has adopted aluminum cable insulated with vegetable-origin material, derived from sugarcane, in its above-ground aerial electricity distribution network. Using sustainably-sourced cable, Cemig contributes to reduction of CO2 emissions in the atmosphere.
▪	The possibility of producing food and electricity at the same location will become a reality with Brazil’s first agrivoltaic project, a partnership between Cemig, the Minas Gerais Farming Research Company (Epamig), and the Telecommunications Research and Development Center (CPQD). This will be an investment of R$ 10.5 million, with research over 30 months.

Social

▪	Cemig runs various programs with the communities living or working around its operations:
▪	The Proximidade (Proximity) Program explains the operating and security procedures of its hydroelectric plants to the population, and also provides information on the meteorological and hydrological situation of the related river basins. This quarter, an event was held at the Theodomiro Carneiro Santiago hydroelectric plant, with participation by 29 people from the community, public bodies and civil defense organizations.
▪	The Vamos Program aims to raise awareness on safety, and mobilization of the population in the event of emergencies. It holds meetings with civil defense bodies, including simulation training for evacuations of hydroelectric dam areas in the event of significant damage.
▪	Training sessions were held in this quarter with the population and civil defense bodies of the ZASs (self-rescue zones) of three hydroelectric plants – Rosal, Queimado and Sá Carvalho – and three Small Hydro Plants: Piau, Coronel Domiciano and Dona Rita – with simulations for evacuation.
▪	The Participatory Management Program for the area surrounding the reservoir of the Theodomiro Carneiro Santiago hydroelectric plant held three meetings of its Management Committee Working Group.
▪	The Participatory Management Program for the area surrounding the Salto Grande hydroelectric plant held a meeting with communities within that area (Braúnas, Dores de Guanhães, Ferros and Joanésia).
▪	The Participatory Management Program for the area surrounding the reservoir of the Irapé hydroelectric plant held a meeting with the local community.
▪	The Environmental Education Program of the Theodomiro Carneiro Santiago hydroelectric plant held two environmental education events at schools in the municipalities of the area surrounding the reservoir (Grupiara and Catalão).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

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▪	The Environmental Education Program of the Rosal hydroelectric plant held two environmental education events at schools in municipalities in the area around the reservoir (Bom Jesus do Itabapoana and Guaçuí).
▪	The Participatory Management Program for the area surrounding the Itutinga hydroelectric plant held a training program with the local community.
▪	The Participatory Management Program of the area surrounding the Piau Small Hydro Plant held a training program with the local community.
▪	The Participatory Management Program of the areas surrounding the reservoirs of the Joasal Small Hydro Plant and the Marmelos Local Hydro Plant (CGH) held training programs with the local community.

Governance

▪	The Internal Controls and Risk Management Policy was reformulated. The main modifications include revision and inclusion of concepts such as: top risks, methodology of internal controls, KRIs (key risk indicators), materiality, action plans, and use of the heat map technique. A new category, External Risks, was introduced; and the stages of the process of risk management were updated: they now include the stage of evaluation of risks, in accordance with ABNT NBR ISO 31,000:2018.
▪	The Corporate Risk Matrix for the 2023–24 cycle was approved. It provides important information to support taking of decisions and protects the company, creating value for Cemig.

Cemig present in the leading sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Index

Indicators

Climate change and renewable energy	1Q23	2Q23	3Q23	4Q23
Indicators				
% of generation from renewable sources	100%	100%	100%	100%
Consumption of electricity per employee (MWh)	1.68	1.69	1.53	1.78
Consumption of renewable fuels (GJ)	5,361.38	5,280.32	29,355.18	38,938.00
Consumption of non-renewable fuels (GJ)	814,529.48	854,008.49	841,902.37	857,381.00
Index of energy losses in the national grid (Cemig GT)(%)	2.78	2.21	2.08	1.84
I-REC (renewable-source) certificates sold	118,565	1,420,465	25,905	10,043
Cemig renewable source RECs sold	1,795,939	235,620	152,454	176,663
Number of smart meters installed	5,991	10,307	35,210	25,808
Impact and environmental protection				
Number of transformers refurbished	124	101	99	218
Percentage of waste sent for reuse	90.3	100	99.93	99.83
Water resources				
Water consumption (m³)	38,046.70	42,871.77	44,299.42	107,009.01
Surface Water Monitoring Management Indicator (%)	100	100	100	100
Sustainable social development				
Allocation to the Children's and Adolescents' Fund (FIA) (R$)	741,732	41,597	500,047	1804,365
Allocated to the Fund for the Aged (R$)	741,732	41,597	500,047	1770,583
Allocated via the Sports Incentive Law (R$)	7,418,674	83,195	1,000,095	3,608,729,96
Health and safety				
Accident frequency rate – own plus outsourced employees	3.21	3.78	4.12	3.79
Number of fatal or non-fatal accidents with the population	9	10	14	16
Transparency				
% of shares held by members of Boards	0.01	0.01	0.01	0.01
Number of independent members of the Board of Directors	10	10	10	10
Ethics and Integrity				
Total accusations received	99	117	126	152
Total valid or partially-valid accusation processes completed	13	24	20	39
Diversity and equity				
Number of registered employees	4,936	4,875	4,908	4,918
White employees, %	58.8%	58.2%	57.7%	57.2%
African-Brazilian employees, %	36.7%	37.2%	37.7%	38.2%
Mixed-race employees, %	0.4%	0.4%	0.4%	0.5%
Indigenous-origin employees, %	0.1%	0.1%	0.1%	0.1%
Employees not declaring race, %	4.0%	4.1%	4.1%	4.1%
Women in Cemig workforce, %	14.5%	14.4%	14.2%	14.2%
Women in leadership positions: %	16.8%	17.7%	18.8%	19.8%
African-Brazilians in leadership positions, %	17.4%	17.2%	17.2%	17.3%
Employees – below age 30, %	9.2%	8.5%	8.1%	6.4%
Employees – age 30 to 50, %	62.7%	63.4%	62.9%	61.0%
Employees – age over 50, %	28.1%	28.1%	29.0%	32.7%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

Index

Performance of Cemig’s shares

	2023	2022	Change, %
Our share prices (2)
CMIG4 (PN) at the close (R$/share)	11.48	9.97	15.10%
CMIG3 (ON) at the close (R$/share)	15.13	14.95	1.23%
CIG (ADR for PN shares), at close (US$/share)	2.31	1.8	28.09%
CIG.C (ADR for ON shares) at close (US$/share)	3.12	3.12	0.00%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.1	1.81	16.02%
Average daily volume
CMIG4 (PN) (R$ mn)	131.35	120.66	8.86%
CMIG3 (ON) (R$ mn)	7.82	9.36	–16.45%
CIG (ADR for PN shares) (US$ mn)	8.98	14.99	–40.09%
CIG.C (ADR for ON shares) (US$ mn)	0.17	0.25	–32.80%
Indices
IEE	94,957	78,679	20.69%
IBOV	134,185	109,735	22.28%
DJIA	37,689	33,147	13.70%
Indicators
Market valuation at end of period, R$ mn	27,948	28,200	-0.90%
Enterprise value (EV), R$ mn(1)	35,892	34,805	3.12%
Dividend yield of CMIG4 (PN) (%) (3)	11.24	12.22	–0.98 p.p
Dividend yield of CMIG3 (ON) (%) (3)	8.53	8.43	0.10 p.p

(1) EV = Market valuation + consolidated Net debt. Market valuation = [ R$/share x number of shares ]
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

Volume: In the Brazilian equity market Cemig’s shares, by volume (the aggregate of common (ON) and preferred (PN) shares), were the fourth most liquid in Brazil’s electricity sector, and among the most traded.

On the New York Stock Exchange, Cemig’s ADRs were those with the highest volume traded in the Brazilian electricity sector in 2023 – US$2.29 billion. Cemig believes this reflects recognition of its shares by the investor market, and affirms Cemig as a global Investment option.

Price: The São Paulo Stock Exchange’s benchmark Ibovespa index rose 22.28% in 2023, while Cemig’s preferred (PN) shares rose 15.10% and the common (ON) shares rose 1.23%.

In New York the ADRs for Cemig’s preferred shares rose 28.09% in the period, and the price of the ADRs for the common shares was stable.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

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COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Index

Generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type of plant	Cemig interest

Emborcação	Cemig GT	1,192	475	May 2027	Hydro plant	100.00%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydroelectric	100.00%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydroelectric	100.00%
Irapé	Cemig GT	399	198	Sep. 2037	Hydroelectric	100.00%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydroelectric	100.00%
Sá Carvalho	Sá Carvalho	78	54	Aug. 2026	Hydroelectric	100.00%
Rosal	Rosal Energia	55	28	Dec. 2035	Hydroelectric	100.00%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydroelectric	100.00%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydroelectric	100.00%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind	100.00%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro	100.00%
Pai Joaquim	Cemig PCH	23	14	Oct. 2032	Small Hydro	100.00%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydroelectric	100.00%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.00%
Salto Voltão	Horizontes Energia	8	7	Jun. 2033	Small Hydro	100.00%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydroelectric	100.00%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydroelectric	100.00%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydroelectric	100.00%
Queimado	Cemig GT	87	53	July 2034	Hydroelectric	82.50%
Belo Monte Plant	North	1,313	534	Jul. 2046	Hydroelectric	11.69%
Aimorés	Aliança	149	78	Nov. 2039	Hydroelectric	45.00%
Amador Aguiar I (Capim Branco I)	Aliança	94	58	Nov. 2042	Hydroelectric	39.31%
Amador Aguiar II (Capim Branco II)	Aliança	83	49	Aug. 2036	Hydroelectric	39.31%
Funil	Aliança	81	36	May 2040	Hydroelectric	45.00%
Igarapava	Aliança	50	30	Sep. 2031	Hydroelectric	23.69%
Porto Estrela	Aliança	34	18	Jun. 2035	Hydroelectric	30.00%
Candonga	Aliança	32	14	Dec. 2038	Hydroelectric	22.50%
Gravier	Aliança	32	13	Aug. 2055	Wind	45.00%
Santo Inácio III	Aliança	13	6	Jun. 2046	Wind	45.00%
São Raimundo	Aliança	10	5	Jun. 2046	Wind	45.00%
Santo Inácio IV	Aliança	10	5	Jun. 2046	Wind	45.00%
Garrote	Aliança	10	5	Jun. 2046	Wind	45.00%
Paracambi	Paracambi Energética	12	10	Jan. 2034	Small Hydro	49.00%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro	49.00%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro	49.00%
Others		143	60
Total		5,187	2,446
Cemig Sim (MWp)	Holdings	29	–		Solar	49.00%
Cemig Sim (MWp)	Owned	23	–		Solar	100.00%
Total		5,239	2,446

Note: The table includes the 15 PCH/CGHs that were sold on February 29, 2024. The installed capacity of these plants is 41 MW and the physical guarantee is 22 MW average.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Index

RAP – July 2023–June 2024 cycle

The RAP of Cemig GT has been increased by 23.5%, as from July, incorporating the effects of (i) inflation in the period, (ii) strengthening and enhancements, and (iii) reprofiling of its National Grid (‘RBSE’) component.

ANEEL RATIFYING RESOLUTION (ReH) 3216/2023 (2023–2024 cycle)
Company	RAP* (R$ ’000)	% Cemig	Cemig (R$ ’000)	Expiration
Cemig	1,143,036	100.00%	1,143,036
Cemig GT	1,045,366	100.00%	1,045,366	Dec. 2042
Cemig Itajubá	59,266	100.00%	59,266	Oct. 2030
Centroeste	29,268	100.00%	29,268	Mar. 2035
Sete Lagoas	9,136	100.00%	9,136	Jun. 2041
Taesa	4,052,200	21.68%	878,517
TOTAL RAP			2,021,553

* RAP including amounts of the Adjustment Portion.

REIMBURSEMENT FOR ASSETS – NATIONAL GRID**
R$ ’000 – per cycle	2020–2021	2021–2022	2022–2023	2023–2024	From 2024-2025 to 2027-2028
Economic	144,547	144,547	144,547	144,375	39,104
Financial	332,489	88,662	129,953	275,556	275,556
TOTAL	477,036	233,209	274,499	419,931	314,660

** The figures for reimbursement of National Grid components are included in the RAP of Cemig (first table).

Note: Cemig currently has state environmental (REA) approval for additional large-scale strengthening and enhancement works, with total capex of R$ 900 million, as well as investments of R$211 million relating to Lot 1 of the 02/2022 auction (with completion scheduled for 2028).

Planned operational startup date	Capex (R$ ’000)	RAP (R$ ’000)
2023¹	97,530	13,226
2024	314,566	45,423
2025	288,592	45,673
2026	199,530	31,852
2028	211,319	17,749
Total	1,111,536	153,923
1-	Works completed in 2023 but which came into operation after the annual adjustment

Regulatory Transmission revenue – 4Q23

Regulatory Transmission Revenue – 4Q23
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	394,255	7,326	2,590
Transmission operations revenue	394,255	7,326	2,590
Taxes on revenue	–34,169	–268	–240
PIS and Pasep taxes	–6,093	–48	–43
Cofins tax	–28,061	–220	–197
ISS tax	–15	0	0
Sector charges	–78,284	–305	–381
Research and Development (R&D)	–2,855	–67	–20
Global Reversion Reserve (RGR)	0	–211	–353
Energy Development Account (CDE)	–60,372	0	0
Electricity Services Inspection Charge (TFSEE)	–1,115	–27	–8
Other charges	–13,942	0	0
Net revenue	281,802	6,753	1,969

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

Index

Complementary information

Cemig D

MARKET OF CEMIG D (GWh)
QUARTER	CAPTIVE	TUSD – Energy component (1)	Total energy distributed	TUSD – Demand component (2)
3Q21	6,116	5,629	11,746	35.2
4Q21	6,013	5,612	11,626	36.1
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9

(1) This refers to the ‘energy’ portion for calculation of the regulatory charges to Free Clients (‘Portion A’).

(2) Sum of TUSD billed, according to demand contracted (‘Portion B’)

Cemig D	4Q23	3Q23	4Q22	Change, %	Change, %
Operational revenue (R$ mn)				3Q–4Q	4Q–4Q
Supply of electricity	6,241	5,490	4,241	13.7%	47.2%
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	339	312	718	8.7%	-52.8%
TUSD	1,200	1,134	935	5.8%	28.3%
CVA and Other financial components in tariff adjustments	-149	80	221	–	–
Construction revenue	1,053	1,030	1,030	2.2%	2.2%
Adjustment to expectation of cash flow from reimbursable concession financial assets (New Replacement Value)	22	50	11	–56.0%	100.0%
Other	505	532	529	–5.1%	-4.5%
Subtotal	9,211	8,628	7,685	6.8%	19.9%
Deductions	2,784	2,633	1,612	5.7%	72.7%
Net revenue	6,427	5,995	6,073	7.2%	5.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

Index

Cemig D	4Q23	3Q23	4Q22	Change, %	Change, %
Operational expenses (R$ mn)				3Q–4Q	4Q–4Q
People	229	204	248	12.3%	–7.7%
Employee profit shares	24	27	-22	–11.1%	–
Post-retirement obligations	109	112	106	–2.7%	2.8%
Materials	43	21	49	104.8%	–12.2%
Outsourced services	446	389	429	14.7%	4.0%
Amortization	238	204	196	16.7%	21.4%
Operating provisions	173	117	152	47.9%	13.8%
Charges for use of the national grid	796	809	682	–1.6%	16.7%
Electricity purchased for resale	2,598	2,361	2,475	10.0%	5.0%
Construction cost	1,053	1,030	1,030	2.2%	2.2%
Other expenses	151	90	124	67.8%	21.8%
Total	5,860	5,364	5,469	9.2%	7.1%

Cemig D	4Q23	3Q23	4Q22	Change, %	Change, %
Profit and loss accounts				3Q–4Q	4Q–4Q
Net revenue	6,427	5,995	6,073	7.2%	5.8%
Operational expenses	5,860	5,364	5,469	9.2%	7.1%
Operational profit	567	631	604	–10.1%	–6.1%
EBITDA	805	835	800	-3.6%	0.6%
Net finance income (expenses)	-73	-99	11	-26.3%	–
Provision for income tax, Social Contribution tax, and deferred income tax	-94	-56	–154	67.9%	–39.0%
Net profit	401	476	461	–15.8%	–13.0%

Cemig GT

Cemig GT – Operational revenues	4Q23	3Q23	4Q22	Change, %	Change, %
R$ mn				3Q–4Q	4Q–4Q
Sales to final consumers	912	979	1,291	–6.8%	–29.4%
Wholesale supply	642	548	563	17.2%	14.0%
Charges for Use of the Transmission Network	186	198	182	–6.1%	2.2%
Gain on financial updating of Concession grant fee	97	85	114	14.1%	–14.9%
Transactions in electricity on CCEE	37	0	49	–	–24.5%
Construction revenue	84	36	137	133.3%	–38.7%
Financial remuneration of transmission contractual assets	121	114	126	6.1%	–4.0%
Other	67	50	65	34.0%	3.1%
Subtotal	2,146	2,010	2,527	6.8%	–15.1%
Deductions	394	389	471	1.3%	–16.3%
Net revenue	1,752	1,621	2,056	8.1%	–14.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

Index

Cemig GT – Operational expenses	4Q23	3Q23	4Q22	Change, %	Change, %
(R$ mn)				3Q–4Q	4Q–4Q
People	87	77	89	13.0%	–2.2%
Employee profit shares	9	10	5	–10.0%	80.0%
Post-retirement obligations	34	36	33	–5.6%	3.0%
Materials	7	6	11	16.7%	–36.4%
Outsourced services	47	60	73	–21.7%	–35.6%
Depreciation and amortization	87	81	82	7.4%	6.1%
Operating provisions	18	13	0	38.5%	–
Charges for use of the national grid	67	70	64	–4.3%	4.7%
Electricity purchased for resale	549	574	1,050	–4.4%	–47.7%
Construction cost	63	27	93	133.3%	–32.3%
Impairments (reversals)	0	–46	–30	–100.0%	–100.0%
Put option – SAAG	0	0	18	–	–100.0%
Gain on disposal of investments	-288	0	0	–	–
Other expenses	20	15	20	33.3%	0.0%
Total	700	923	1,508	-24.2%	-53.6%

Cemig GT – Income statements	4Q23	3Q23	4Q22	Change, %	Change %
R$ mn				3Q–4Q	4Q–4Q
Net revenue	1,752	1,621	2,056	8.1%	–14.8%
Operational expenses	700	923	1,508	–24.2%	–53.6%
Operational profit	1,052	698	548	50.7%	92.0%
Equity in earnings of non-consolidated investees	34	12	70	183.3%	–51.4%
EBITDA	1,173	791	701	48.3%	67.3%
Net finance income (expenses)	–9	–107	–92	–91.6%	–90.2%
Provision for income tax, Social Contribution tax, and deferred income tax	–233	–113	–95	106.2%	145.3%
Net profit	844	490	431	72.2%	95.8%

Cemig, Consolidated

Revenue from supply of electricity, GWh	4Q23	3Q23	4Q22	Change,	Change
				3Q–4Q	4Q–4Q
Residential	3,289	2,874	2,901	14.4%	13.4%
Industrial	4,568	4,617	4,714	–1.1%	–3.1%
Commercial	2,441	2,260	2,248	8.0%	8.6%
Rural	847	884	774	–4.2%	9.4%
Other	798	734	856	8.7%	–6.8%
Subtotal	11,943	11,369	11,493	5.0%	3.9%
Own consumption	8	7	7	14.3%	14.3%
Wholesale supply to other concession holders	4,742	4,411	4,585	7.5%	3.4%
TOTAL	16,693	15,787	16,085	5.7%	3.8%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	44

Index

Consolidated – Revenue from supply of electricity, R$ mn	4Q23	3Q23	4Q22	Change,	Change
				3Q–4Q	4Q–4Q
Residential	3,169	2,698	2,214	17.5%	43.1%
Industrial	1,470	1,518	1,529	–3.2%	–3.9%
Commercial	1,706	1,508	1,416	13.1%	20.5%
Rural	642	664	477	–3.3%	34.6%
Other	587	515	453	14.0%	29.6%
Subtotal	7,574	6,903	6,089	9.7%	24.4%
Retail supply not yet invoiced, net	109	91	–301	19.8%	–
Wholesale supply to other concession holders	1,235	1,136	1,116	8.7%	10.7%
TOTAL	8,918	8,130	6,904	9.7%	29.2%

Consolidated – Net revenue	4Q23	3Q23	4Q22	Change,	Change,
(R$ mn)				3Q–4Q	4Q–4Q
Sales to final consumers	7,683	6,994	5,788	9.9%	32.7%
Wholesale	1,235	1,136	1,116	8.7%	10.7%
TUSD	1,193	1,126	927	6.0%	28.7%
CVA and Other financial components in tariff adjustments	-149	80	221	–	–
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	339	312	718	8.7%	-52.8%
Transmission revenue	94	96	97	-2.1%	-3.1%
Financial remuneration of transmission contractual assets	123	116	129	6.0%	-4.7%
Transactions in electricity on CCEE	66	36	50	83.3%	32.0%
Supply of gas	953	989	1,242	-3.6%	-23.3%
Construction revenue	1,235	1,204	1,183	2.6%	4.4%
Other	729	728	739	0.1%	-1.4%
Subtotal	13,501	12,817	12,210	5.3%	10.6%
Taxes and charges reported as deductions from revenue	3,544	3,390	2,457	4.5%	44.2%
Net revenue	9,957	9,427	9,753	5.6%	2.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	45

Index

Operational expenses	4Q23	3Q23	4Q22	Change,	Change
(R$ mn)				3Q–4Q	4Q–4Q
People	349	303	368	15.2%	–5.2%
Profit shares	39	44	-15	–11.4%	–
Post-retirement obligations	161	169	157	–4.7%	2.5%
Materials	51	28	61	82.1%	–16.4%
Outsourced services	511	467	524	9.4%	–2.5%
Electricity bought for resale	3,957	3,778	3,939	4.7%	0.5%
Depreciation and amortization	351	317	313	10.7%	12.1%
Provisions / adjustments for operational losses	88	54	126	63.0%	–30.2%
Impairment	–	–	-37	–	–100.0%
Charges for use of the national grid	762	769	654	–0.9%	16.5%
Gas purchased for resale	523	527	697	–0.8%	–25.0%
Infrastructure construction costs	1,211	1,194	1,139	1.4%	6.3%
Provisions for client default	102	43	60	137.2%	70.0%
Other operational expenses, net	187	110	227	70.0%	–17.6%
Gain on disposal of investments	-288	–	-45	–	540.0%
Total	8,004	7,803	8,168	2.6%	–2.0%

Consolidated – Finance income (expenses)	4Q23	3Q23	4Q22	Change,	Change
(R$ mn)				3Q–4Q	4Q–4Q
Finance income
Income from cash investments	128	121	153	5.8%	–16.3%
Late fees on sale of electricity	71	67	65	6.0%	9.2%
Inflation adjustment – CVA	–5	0	36	–	–
Monetary updating on Court escrow deposits	21	23	26	–8.7%	–19.2%
Pasep and Cofins taxes charged on financial revenues	–56	–49	–32	14.3%	75.0%
Gains on financial instruments – Swap	0	102	0	–100.0%	–
Foreign exchange variations – Loans and debentures	118	0	164	–	–28.0%
Other	91	82	68	11.0%	33.8%
	368	346	480	6.4%	–23.3%

Finance expenses
Borrowing cost – Loans and debentures	258	280	235	–7.9%	9.8%
FX variations – Loans and debentures	0	142	0	–100.0%	–
Monetary updating – loans and financings	28	27	34	3.7%	–17.6%
Charges and monetary updating on Post-retirement liabilities	3	3	6	0.0%	–50.0%
Updating on PIS, Pasep and Cofins tax repayments	23	26	58	–11.5%	–60.3%
Losses on financial instruments – Swap	117	0	136	–	–14.0%
Premium on buyback of debt (Eurobonds)	0	0	47	–	–100.0%
Other	37	83	33	–55.4%	12.1%
	466	561	549	–16.9%	–15.1%

Net finance income (expenses)	–98	–215	–69	–54.4%	42.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	46

Index

Consolidated profit and loss account	4Q23	3Q23	4Q22	Change,	Change
(R$ mn)				3Q–4Q	4Q–4Q
Net revenue	9,957	9,427	9,753	5.6%	2.1%
Operational expenses	8,004	7,803	8,168	2.6%	–2.0%
Operational profit	1,953	1,624	1,585	20.3%	23.2%
Gain (loss) in non-consolidated investees	139	71	74	95.8%	87.8%
Result of business combination	0	0	–3	–	–100.0%
Adjustment of investments to fair value	9	0	0	–	–
EBITDA	2,452	2,011	1,969	21.9%	24.5%
Net finance income (expenses)	–98	–215	–70	–54.4%	40.0%
Provision for income tax, Soc. Contr., and deferred income tax	–117	–242	–180	–51.7%	–35.0%
Net profit	1,886	1,237	1,407	52.5%	34.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	47

Index

Cash flow statements	2023	2022
R$ mn
Cash at start of period	1,441	825
Cash from operations	6,644	6,544
Net profit	5,767	4,094
Recoverable taxes	175	2,490
Depreciation and amortization	1,274	1,182
CVA and Other financial components in tariff adjustments	213	1,147
Equity in earnings of non-consolidated investees	-432	-843
Adjustment of expectation of cash flow from financial assets and concession contracts	-1,246	-1,245
Finance interest and inflation adjustment	676	493
Provisions for client default	175	109
Provisions for contingencies	360	342
Other provisions	59	-18
Deferred income tax and Social Contribution tax	1,084	26
Reimbursement to consumers of PIS, Pasep and Cofins tax credits	-1,909	-2,360
Gain on disposal of investments	-319	-52
Dividends and Interest on Equity received	592	708
Interest paid on loans and debentures	-1,026	-1,010
Variation in fair value of derivative instruments – Swap and options	177	438
FX variations – loans and debentures	-277	-338
Post-retirement obligations	611	666
Other	690	715
Investment activity	-3,967	-3,137
Cash investments	1,122	268
Investees: acquisition of holdings, cash injection	-37	-52
Disposal of investments	669	52
Settlement of put option	-780	0
PP&E/Intangible and other/infrastructure (distribution and gas)	-4,941	-3,405
Financing activities	-2,581	-2,791
Leasing liabilities paid	-67	-65
Loans and debentures paid	-2,679	-2,613
Dividends and Interest on Equity paid	-1,823	-2,094
Loans obtained	1,988	1,981
Total cash available	1,537	1,441

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	48

Index

Statement of financial position – Assets	2023	2022
R$ mn
CURRENT
Cash and cash equivalents	1,537	1,441
Securities	774	1,745
Consumers and Traders; Concession holders (transmission service)	5,434	4,769
Concession financial and sector assets	814	1,055
Contractual assets	850	728
Recoverable taxes	635	1,917
Income and Social Contribution taxes recoverable	411	775
Derivative financial instruments	368	–
Dividends receivable	50	146
Public Lighting Contribution	261	207
Other assets	677	682
Assets classified as held for sale	58	–
TOTAL, CURRENT	11,869	13,465
NON-CURRENT
Securities	–	134
Consumers and Traders; Concession holders (transmission service)	43	43
Recoverable taxes	1,319	1,358
Income and Social Contribution taxes recoverable	445	173
Deferred income tax and Social Contribution tax	3,045	3,120
Escrow deposits in litigation	1,243	1,207
Derivative financial instruments – Swap	–	703
Accounts receivable from Minas Gerais State	13	13
Concession financial and sector assets	5,726	4,937
Contractual assets	7,676	5,976
Investments	4,632	5,106
Property, plant and equipment	3,256	2,409
Intangible	15,249	14,622
Right to Use	398	329
Other assets	86	76
TOTAL, NON-CURRENT	43,131	40,206

TOTAL ASSETS	55,000	53,671

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	49

Index

Balance sheet – Liabilities	2023	2022
R$ mn
CURRENT
Suppliers	3,017	2,832
Regulatory charges	487	510
Employees’ and managers’ profit shares	165	105
Taxes	644	544
Income tax and Social Contribution tax	111	240
Interest on Equity, and Dividends, payable	2,924	1,863
Loans and debentures	2,630	955
Payroll and related charges	239	260
Public Lighting Contribution	425	312
Post-retirement obligations	329	388
Accounts payable for energy generated by consumers	705	455
Amount to be returned to consumers	854	1,496
Derivative financial instruments – Swap	0	91
Derivative financial instruments – Options	0	672
Leasing liabilities	79	57
Other liabilities	484	425
TOTAL, CURRENT	13,093	11,205

NON-CURRENT
Regulatory charges	90	65
Loans and debentures	7,201	9,624
Taxes	362	370
Deferred income tax and Social Contribution tax	1,112	932
Provisions	2,200	2,029
Post-retirement obligations	5,088	5,304
Amounts to be returned to consumers	664	1,808
Leasing liabilities	354	297
Other liabilities	181	254
TOTAL, NON-CURRENT	17,252	20,683
TOTAL LIABILITIES	30,345	31,888

STOCKHOLDERS’ EQUITY
Share capital	11,007	11,007
Capital reserves	2,250	2,250
Profit reserves	13,041	10,395
Equity valuation adjustments	-1,649	- 1,875
Attributable to controlling stockholders	24,649	21,777
Attributable to non-controlling stockholder	6	6
STOCKHOLDERS’ EQUITY	24,655	21,783
TOTAL LIABILITIES AND EQUITY	55,000	53,671

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	50

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Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect adoption of IFRS.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	51

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OUR ENERGY
TRANSFORMS.

INVESTOR RELATIONS

+55 31 3506-5024
ri@cemig.com.br

https://ri.cemig.com.br/en

CEMIG

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5.	Declaration of Interest on Equity, dated March 21, 2024

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Board of Directors approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$386,337,000.00 (three hundred and eighty-six million, three hundred and thirty-seven thousand reais).

2.	Gross amount per share: R$0.17556586886 per share, to be paid with the mandatory minimum dividend for 2024, with a 15% withholding income tax, except for shareholders exempt from said tax, under the law in force.

3.	Date “with rights”: shareholders of record on March 26, 2024 holding common and preferred shares will be entitled to the payment.

4.     Date “ex-rights”: March 27, 2024.

5.	Payment date: 2 (two) equal installments, the first of which to be paid by June 30, 2025, and the second by December 30, 2025.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, March 21, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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6.	Call Notice dated March 28, 2024 – Annual and Extraordinary Shareholders' Meetings

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

CALL NOTICE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The shareholders of Companhia Energética de Minas Gerais-Cemig are hereby invited to attend the Company’s Annual and Extraordinary Shareholders’ Meetings (”Company” and “AESM”) to be held remotely on April 29, 2024, at 2 p.m., through a platform to be provided by the Company. The platform will allow shareholders to participate in the AESM and cast their votes, without prejudice to the submission of their remote voting forms to resolve on the following matters:

At the Annual Shareholders’ Meeting:

(i) approval of the Management Report and the Financial Statements for the year ended December 31, 2023, accompanied by their respective supplementary documents;

(ii) approval of the allocation of the net income for 2023 and the Company’s capital budget;

(iii) election of the Board of Directors members to a new office term;

(iv) election of the Fiscal Council members to a new office term; and

(v) setting of the overall compensation for Management and the members of the Fiscal Council and the Audit Committee.

At the Extraordinary Shareholders' Meeting:

(vi) increase in the Company’s share capital through bonuses;

(vii) consolidation of the Company’s Bylaws to reflect said change;

(viii) disposal of the direct equity interest of 45% held by Cemig Geração e Transmissão S.A. in the share capital of Aliança Geração de Energia S.A.; and

(ix) authorization for management to take all the necessary measures to formalize the resolutions above.

General Information:

Shareholders may opt to exercise their voting rights through the remote voting system, pursuant to CVM Instruction 81/2022, by sending the corresponding remote voting form through their respective custodian agent or bookkeeping bank, or by emailing it, by April 22, 2024, directly to the Company at ri@cemig.com.br.

Shareholders willing to be represented at said Shareholders’ Meetings must comply with Article 126 of Law 6,404/1976 and Paragraph 2 of Article 10 of the Company’s Bylaws, by sending their proof of ownership of Company shares issued by a depositary financial institution and the proxy appointment with special powers by email to ri@cemig.com.br, by April 25, 2024.

Requesting for the adoption of the multiple voting procedure for the election of the Board of Directors members is optional, pursuant to Article 141 of Law 6,404/1976, requiring the minimum percentage of the Company’s voting capital of 5%, as per CVM Instruction 70/2022.

The guidelines and procedures for participating in the Shareholders’ Meeting will be available on the websites of the Company (www.ri.cemig.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br), through the release of a Notice to Shareholders.

Belo Horizonte/MG - March 28, 2024.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

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7.	Board of Directors' Proposal for the Annual and Extraordinary Shareholders' Meetings, dated March 28, 2024

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

BOARD OF DIRECTORS’ PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 29, 2024, AT 2 P.M., REMOTELY.

Dear Shareholders:

As the Board of Directors of Companhia Energética de Minas Gerais - Cemig forwarded the proposal for the Annual and Extraordinary Shareholders’ Meetings, so as to:

At the Annual Shareholders’ Meeting:

(i) approve the Management Report and the Financial Statements for the year ended December 31, 2023, accompanied by their respective supplementary documents;

(ii) approve the allocation of the net income for 2023 and the Company’s capital budget;

(iii) elect the Board of Directors members to a new office term;

(iv) elect the Fiscal Council members to a new office term; and

(v) set the overall compensation for Management and the members of the Fiscal Council and the Audit Committee;

At the Extraordinary Shareholders' Meeting:

(vi) approve the Company’s capital increase through bonuses;

(vii) authorize the consolidation of the Company’s Bylaws to reflect said change;

(viii) approve the disposal of the direct equity interest of 45% held by Cemig Geração e Transmissão S.A. in the share capital of Aliança Geração de Energia S.A.; and

(ix) authorize management to take all the necessary measures to formalize the resolutions above.

The following proposals are recommended to be forwarded to the Annual and Extraordinary Shareholders’ Meetings:

1) approval of the conclusion of the Financial Statements for 2023. Forward, to the Annual Shareholders' Meeting, to be held on April 29, 2024, the Management Report, the Financial Statements for 2023, and the respective supplementary documents;

2) approval of the allocation of the net income for 2023, the following proposal for allocation of the net income for 2023, totaling R$5,764,273 thousand, the balance of realization of the cost attributed to PP&E, totaling R$6,217 thousand, and the realization of the unrealized profit reserve, totaling R$834,603 thousand, as follows:

• R$288,214 thousand to Shareholders’ Equity, in the Legal Reserve account, pursuant to Law 6,404/1976;

• R$3,124,577 thousand to the payment of mandatory dividends to the Company’s shareholders, in two equal installments, the first of which by June 30, 2024, and the second by December 30, 2024, as shown below:

-	R$2,591,459 thousand declared as Interest on Equity (IOE) and included in mandatory dividends, as resolved by the Executive Board upon the declaration of IOE in 2023;

-	R$533,118 thousand declared as mandatory dividends, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the ASM;

• R$2,295,105 thousand to Shareholders’ Equity, in the account of Retained Earnings Reserve, to guarantee the Company’s consolidated investments planned for 2024, as per the capital budget;

• R$62,594 thousand to Shareholders’ Equity, in the Tax Incentive Reserve, referring to tax incentives linked to investments in the Sudene region. The Unrealized Profit Reserve will remain with a balance of R$834,603 thousand, considering the reversal of the reserve created in 2022 and the new reserve, in the same amount, created in 2023. The mandatory dividends will be paid in 2 (two) equal installments, the first of which by June 30 and the second by December 30, 2024, with the Executive Board in charge of meeting these deadlines and establishing the methods and processes of payment.

3) election of the Board of Directors members to a new office term;

4) election of the Fiscal Council members to a new office term;

5) approval of the setting of the overall compensation for Management, and the members of the Fiscal Council and the Audit Committee, totaling R$35,265,000.00 (thirty-five million, two hundred and sixty-five thousand reais) for the cycle between 2024 and March 2025;

6) approval of the capital increase through share-based bonuses:

(i)               approval of the Company’s Share Capital increase from R$11,006,853,440.00 (eleven billion, six million, eight hundred and fifty-three thousand, four hundred and forty reais) to R$14,308,909,475.00 (fourteen billion, three hundred and eight million, nine hundred and nine thousand, four hundred and seventy-five reais), issuing 660,411,207 (six hundred and sixty million, four hundred and eleven thousand, and two hundred and seven new shares, of which 220,754,287 (two hundred and twenty million, seven hundred and fifty-four thousand, two hundred and eighty-seven) registered common shares, with a nominal value of R$5.00 (five reais) each and 439,656,920 (four hundred and thirty-nine million, six hundred and fifty-six thousand, nine hundred and twenty) registered preferred shares, with a nominal value of R$5.00 (five reais) each, through the capitalization of R$1,856,628,405.00 (one billion, eight hundred and fifty-six million, six hundred and twenty-eight thousand, four hundred and five reais), arising from the capital reserve and R$1,445,427,630.00 (one billion, four hundred and forty-five million, four hundred and twenty-seven thousand, six hundred and thirty reais) from the retained earnings reserve, by means of share-based bonuses, distributing to shareholders, as a consequence, a bonus of 30% consisted of new shares of the same type of the former ones, with a nominal value of R$5.00 (five reais);

(ii)             (1) With item “i” approved by the Shareholders’ Meeting, to authorize the change in the head provision of Article 4 of the Bylaws, with the new wording as follows: “Article 4 - The Company’s Share Capital is R$14,308,909,475.00 (fourteen billion, three hundred and eight million, nine hundred and nine thousand, four hundred and seventy-five reais), represented by: a) 956,601,911
(nine hundred and fifty-six million, six hundred and one thousand, nine hundred and eleven) registered common shares, with a nominal value of R$5.00 (five reais) each; and b) 1,905,179,984 (one billion, nine hundred and five million, one hundred and seventy-nine thousand, nine hundred and eighty-four) registered preferred shares, with a nominal value of R$5.00 (five reais) each”;
(2) the following measures related to the bonuses, to be taken by the Executive Board: a) to grant a 30% bonus consisting of new shares of the same type of the former ones, with a nominal value of R$5.00 (five reais), to shareholders of shares that are part of the share capital, registered in the “Book of Registry of Registered Shares” on the date of the holding of the Shareholders’ Meeting that will resolve on this proposal; b) to determine that all shares resulting from said bonus will be entitled to the same rights granted to shares that gave rise to the bonus, excluding resolved payouts; c) to trade, on the stock exchange, whole numbers of registered shares resulting from the sum of remaining fractions arising from said bonus; and d) to proportionally distribute to shareholders the net result of the sale of fractions on the same date of payment of the second installment of mandatory dividends for 2023, i.e. December 30, 2024.

7) consolidation of the Company’s Bylaws to reflect said change;

8) approval of the disposal of the direct equity interest of 45% held by Cemig Geração e Transmissão S.A. in the share capital of Aliança Geração de Energia S.A. to Vale S.A., according to the information of the transaction contained in Exhibit 12; and

9) authorization for management to take all the necessary measures to formalize the resolutions above.

As it can be verified, this proposal aims to serve the legitimate interests of the Company and its shareholders, the reason why the Board of Directors expects it will be approved.

Belo Horizonte/MG - March 28, 2024.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

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8.	Notice to the Market dated April 1, 2024 – CEMIG initiates process for the Onerous Transfer of four SHPs/HPPs

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG initiates process for the Onerous Transfer of four SHPs/HPPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that they published today a notice for an in-person public auction, to be carried out by B3, aimed at the Onerous Transfer of the Right to Operate the Electric Power Generation Services of four SHPs/HPPs, comprising one SHP from Cemig GT and three HPPs of its wholly-owned subsidiaries Cemig Geração Leste S.A., Cemig Geração Oeste S.A., and Cemig Geração Sul S.A. The minimum value for the single batch of the power plants is R$29.1 million, and the auction is expected to occur on July 03, 2024, according to the schedule outlined in the Notice.

The aforementioned sale aims at complying with the guidelines of CEMIG’s strategic planning that recommends the optimization of the asset portfolio to improve operational efficiency and capital allocation.

Further information is available on Cemig’s purchasing portal, process 500-W20344, through the link https://app2-compras.cemig.com.br/pesquisa.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, April 01, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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9.	Material Fact dated March 27, 2024 – Disposal of the equity interest held in Aliança Energia

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

Disposal of the equity interest held in Aliança Energia

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021, of August 23, 2021, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, on this date, CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a wholly-owned subsidiary of Cemig, approved and executed a contract for the disposal of its direct equity interest of 45% in the share capital of Aliança Energia S.A. (“Aliança”) to Vale S.A. (“Vale”). Aliança is made up of seven hydroelectric power plants located in the state of Minas Gerais, two operational wind power plants in the state of Rio Grande do Norte and one wind complex in the final phase of implementation in the state of Ceará. Together, these assets have an installed capacity of 1,438 MW and an average physical guarantee of 755 MW.

The effectiveness of the contract is subject to the approval of the transaction by the Company's Extraordinary Shareholders Meeting and compliance with conditions precedent (“CP”) that are common for this type of transaction, among which approval from the Brazilian Antitrust Authority (“CADE”) and the Brazilian Electricity Regulatory Agency (“ANEEL”).

The cost of the transaction is R$2.7 billion, with a base date of June 30, 2023, restated by the CDI rate from that date up to the date prior to the actual closing of the transaction. Dividends and Interest on Equity distributed or approved up to the closing of the transaction will be discounted from said amount. Furthermore, CEMIG GT will be entitled to an additional amount equivalent to 45% of the future indemnification that might be received by Aliança, referring to the losses arising from the Fundão tailings dam disaster (Mariana dam disaster), involving the Risoleta Neves (Candonga) Hydroelectric Power Plant, with a reference amount of R$223 million for contractual purposes – also restated by the CDI rate from the base date.

This disposal was negotiated under the “lump-sum purchase” category, exempting Cemig GT from any indemnification related to Aliança, its assets, and liabilities.

This disposal is also in line with the Company’s Strategic Planning, which provides for the divestment of Grupo Cemig’s minority interests.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte/MG - March 27, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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10.	Notice to Shareholders dated March 21, 2024 – Article 133 of Law 6.404

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

We would like to inform our shareholders that the documents relating to article 133 of Law 6.404, of 12/15/76, for the 2023 fiscal year, are available at the Company’s headquarters, located at Av. Barbacena, 1200, Belo Horizonte.

The documents referred in said Law can also be accessed through the Company's IR website: http://ri.cemig.com.br

Belo Horizonte, March 21, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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11.	Notice to the Market dated March 15, 2024 – Clarifications about Official Letter B3 222/2024-SLS of 03/14/2024

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter B3 222/2024-SLS of 03/14/2024

B3 Questioning

Ref: Request for clarification on atypical fluctuation

Given the latest fluctuations in the price of the company’s securities, the number of trades and the trading volume, as shown below, we hereby request you to inform, by 03/15/2024, if you are aware of any fact that can justify these fluctuations.

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Var %	# Trades	Amount	Volume (R$)
03/01/2024	11.97	11.97	12.30	12.18	12.08	0.92	31,477	20,878,900	254,295,499.00
03/04/2024	12.10	11.88	12.16	11.98	11.93	-1.24	14,456	9,899,700	118,635,166.00
03/05/2024	11.93	11.89	12.06	11.96	11.92	-0.08	14,483	7,967,300	95,269,983.00
03/06/2024	11.96	11.96	12.10	12.04	12.01	0.76	10,892	11,759,900	141,579,085.00
03/07/2024	11.93	11.55	11.93	11.73	11.81	-1.67	19,883	17,333,700	203,312,541.00
03/08/2024	11.78	11.72	12.05	11.94	11.97	1.35	17,551	8,266,800	98,710,037.00
03/11/2024	11.93	11.80	11.98	11.88	11.85	-1.00	12,214	6,563,000	77,967,178.00
03/12/2024	11.90	11.81	12.05	11.96	11.96	0.93	14,081	6,471,300	77,396,200.00
03/13/2024	11.95	11.57	12.07	11.76	11.58	-3.18	21,673	14,517,000	170,780,497.00
03/14/2024*	11.55	11.08	11.57	11.21	11.12	-3.97	25,634	31,677,700	355,152,279.00

* Last updated at 05:41 p,m,

CEMIG’s Answer

Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”), pursuant to the Official Letter B3 222/2024-SLS de 03/14/2024, by means of which you request information on any fact known by the Company about the latest fluctuations registered with its shares, the increase in the number of trades and in traded volume, clarifies that it is not aware of any fact resulting from its activities or business that could cause fluctuations.

The Company reiterates its commitment to transparency and the best practices of market disclosure.

Belo Horizonte, March 15, 2024

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

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12.	Notice to the Market dated February 29, 2024 – CEMIG GT and HORIZONTES conclude the sale of 15 SHPPs / HGPs

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

CEMIG GT and HORIZONTES conclude the sale of 15 SHPPs / HGPs

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Notice to the Market released on September 13, 2023, CEMIG GT and its wholly-owned subsidiary HORIZONTES ENERGIA S.A. (“HORIZONTES”) concluded, on this date, the sale through bidding process 500-Y17124 of 15 water generation SHPPs / HGPs, 12 of which owned by CEMIG GT and 3 by HORIZONTES, to MANG PARTICIPAÇÕES E AGROPECUÁRIA LTDA (“MANG”), after the fulfillment of all conditions precedent of the Agreement for the Purchase and Sale of Assets (“APCA”).

The amount received from the sale was R$101 million.

The aforementioned sale aims at complying with the guidelines of CEMIG’s Strategic Planning that recommends optimizing the portfolio and bettering capital allocation.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about this matter, under the rules issued by the CVM and legislation in force.

Belo Horizonte, February 29, 2024

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

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13.	Notice to the Market dated February 8, 2024 – Cemig remains in “The Sustainability Yearbook 2024” and is recognized by CDP

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig remains in “The Sustainability Yearbook 2024” and is recognized by CDP

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, pursuant to its commitment to adopting the best corporate governance practices, hereby informs its shareholders and the market in general that it has been included in S&P Global’s “Sustainability Yearbook 2024,” putting the Company in the list of the most sustainable companies in the world.

“The Sustainability Yearbook 2024” highlights 759 leading organizations in sustainability this year. The position of each company in the list was defined according to their respective ranking in the S&P Global ESG Scores, which was calculated based on the Corporate Sustainability Assessment (CSA). Only 4 Brazilian electricity companies are on the list, and Cemig was ranked first place among them.

The Company's maintenance in the yearbook demonstrates Cemig's continuous commitment to adopting the best ESG practices, which are determining factors for sustainable growth, with the purpose of creating value for its shareholders, employees, suppliers, and society.

CDP

Cemig was recognized as one of the world leaders in climate risk and water security management (A- in both indexes) this week. The questionnaire-based evaluation is carried out annually by international organization CDP (Disclosure Insight Action). Cemig delivered a superior performance in comparison with the average of other electricity companies and the global average of electricity companies.

CDP is a global non-profit organization that manages the main environmental disclosure platform for initiatives aimed at strategically managing climate change. It addresses various categories, such as the reduction in the emissions of greenhouse gases, and risk management and opportunities. The 2023 questionnaire had over 23,000 companies disclosing information about management and practices in environmental initiatives through CDP.

Belo Horizonte, February 08, 2024.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer